82-4789

05011922

SUPPL

UTair Aviation

Joint-Stock Company

Press-releases

January – September 2005

UTair Aviation

Joint-Stock Company

PRESS RELEASE January 18, 2005

UTAIR ENSURES PEACE PROCESS IN SUDAN

Khanty-Mansiysk – UTair Aviation JSC prolonged a contract stipulating aviation support to the peace process in Sudan (Africa).

The contract has been extended for eight months during which six Mi-8T and two Mi-8MTV helicopters of UTair will be transporting passengers, cargo, as well as serve for rescue and medical purposes.

Six Mi-8T helicopters are in Sudan now operating in line with a contract signed in 2004. Another two Mi-8MTV helicopters are supposed to leave Tyumen for their new base of Khartum, the capital of Sudan.

UTair helicopters will begin working on January 22, 2005. Today, 18 helicopters of the Russian airline company continue providing transportation services to UN peacekeeping forces in a number of African countries.

One helicopter is now in Liberia, three in Sierra Leone, two in Congo, three in Eritrea, and two in Cote d'Ivoire.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE January 21, 2005

UTAIR AVIATION'S SUBSIDIARY UTAIR-TECHNIC REGISTERED

Khanty-Mansiysk – UTair Aviation's (UTair Aviation, JSC) subsidiary UTair-Technic completed registration procedures at the beginning of 2005.

The new company is expected to start operations by the beginning of the summer-traffic season.

The company includes an aircraft maintenance complex in Tyumen, a line station at Surgut airport and a line station at Vnukovo, currently under construction.

UTair-Technic will provide technical maintenance for UTair Aviation's fleet at Roshchino, Surgut and Vnukovo airports, as well as rendering services for other companies.

The new enterprise will become one of the largest in Russia, and together with Komiinteravia and Aircraft repair Facility No. 26, will create a unified system for maintaining aircraft airworthiness.

At present, UTair, together with Lufthansa Consulting, is taking a range of measures to obtain recognition of its production processes in the aircraft technical maintenance sphere as complying with the requirements of the EASA-1445 European standard.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

82-4789

UTair Aviation

Joint-Stock Company

PRESS RELEASE

January 24, 2005

UTAIR INCREASES PASSENGER TRAFFIC BY 14% IN 2004

Khanty-Mansiysk – In 2004 UTair Aviation (UTair Aviation, JSC) increased its passenger traffic by 14 percent to 2.486275bn passenger kilometers, compared to 2003.

Last year the company carried 1.703562m passengers in total. Of that amount, 1.465814 passengers were carried by the company's airplanes, 14 percent more than in 2003.

In the period January to December 2004, UTair carried 770 tons of mail (a 22-percent gain from 2003), and 6,848 tons of cargo (a 10-percent decrease).

The company's planes flew 76,934 hours in the reported period – 17.4 percent more than in 2003.

The total flight time of UTair's helicopters stood at 45,174 hours - a 1.7 percent drop. At the same time, the flight time of heavy helicopters showed a considerable increase of 5 percent.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE January 25, 2005

UTAIR WINS BID TO SUPPORT UN PEACEKEEPING MISSION IN COTE D'IVOIRE

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) has been confirmed as winner of the bid for the fulfillment of transportation support, as part of the United Nation's peacekeeping mission in Cote d'Ivoire (Africa).

The results of the bid were announced in New York in December.

Four Mi-8MTV helicopters will begin providing transportation support, starting on January 25, 2005.

A two-year contract, with the possibility of extension for a further year, envisages the use of helicopters for passenger and cargo transportation both in-cabin and on an external load sling system, as well as for emergency and medical evacuation.

At present, 18 UTair Aviation helicopters are providing transportation support to UN peacekeeping missions in Liberia, Sierra Leone, Congo, Eritrea, and Cote d'Ivoire.

UTair is the largest helicopter-equipment operator in the world. On January 1, 2005, its fleet totaled 283 aircraft, including 174 helicopters.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE

February 24, 2005

UTAIR INCREASES PASSENGER TRAFFIC BY 19% IN JANUARY

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its passenger traffic by 19 percent to 154.435m passenger kilometers in January 2005 compared with the same period last year.

In addition, the company reported growth in other operational figures. In particular, UTair carried 111,970 people in January 2005, 16 percent more than in January last year. Of that amount, 101,977 passengers were carried by the company's airplanes, 24 percent up from January 2004.

The company's airplanes flew 6,079 hours this January, 26 percent more than in January 2004.

UTair doubled the volume of transported mail to 71 tons and increased cargo transportation by 8 percent to 438 tons.

Flying time of the company's helicopters reached 2,334 hours in the reported period, gaining 12 percent in January 2004.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE March 1, 2005

EXPERT RA CONFIRMS UTAIR' S CORPORATE GOVERNANCE RATING AT B ++

Khanty-Mansiysk – Expert RA has confirmed UTair Aviation's corporate governance rating at B++ for 2004.

Objective independent analysis of corporate governance systems at Russian airlines, including UTair, has been conducted as part of the Corporate Governance Rating project.

Assessment of corporate governance quality by members of the consortium comprises independent expert analysis of the conformity of Russian companies with internationally recognized corporate governance standards, with regard to the protection of shareholders' rights, work of management and control bodies, disclosure of information, and non-infringement of the interests of other interested parties in corporate relations.

The B++ rating assigned to UTair has put the airline on the list of the top twenty members of Russia's business community with regard to this indicator. A company with such a high rating is safe for investors, and its business is open and transparent, the expert council has noted in its concluding report.

Presentation of the results of the National Corporate Governance Rating for 2004 was held at the conference hall of the Moscow Interbank Currency Exchange (MICEX) on February 24 of this year.

Every company on the rating list has received a certificate to confirm its current corporate governance level.

A full version of the rating list is published in "Expert" magazine on a biannual basis.

As reported earlier, the National Corporate Governance Rating, which is part of the "Improvement of Corporate Governance in Russia" project, is performed with the support of the National Council for Corporate Governance and the US Agency for International Development (USAID).

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE March 13, 2005

UTAIR AVIATION SIGNS CONTRACT WITH CONTINENTAL AIRLINES ON ATR-42 AIRCRAFT SUPPLY

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) and American company Continental Airlines Inc. have signed a contract on supplying ATR aircraft to the Russian carrier.
At the first stage – by June this year – two ATR-42-320 aircraft will be delivered to UTair Aviation.

According to the airline's director Andrey Martirosov, UTair is interested in using approximately 15 aircraft of this type in the future. ATR-42 aircrafts will be used in regional transportation in accordance with the company's route network. At present, UTair is using thirty An-24 and Yak-40 aircraft on these lines.

UTair-Technic – the airline's recently created subsidiary – will render technical maintenance of the new aircraft.

ATR-42-320 is a turboprop passenger aircraft used on regional routes. It was developed by French-Italian consortium ATR, which is part of European aerospace corporation EADS.

The passenger cabin is equipped with seats of enhanced comfort. Each seat is equipped with an individual reading light and ventilation, as well as oxygen devices. The aircraft has two spacious baggage compartments in the front and rear parts of the fuselage. It meets all modern world requirements for flight safety and can fly not only in Russia but also in Europe and America.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE March 22, 2005

UTAIR INCREASES PASSENGER TRAFFIC BY 21% IN FEBRUARY

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its passenger traffic by 21 percent to 305.325m passenger kilometers in February 2005 compared with the same period last year.

In addition, the company reported growth in other operational figures. In particular, UTair carried 223,000 people in February 2005, 15,5 percent more than in February last year. Of that amount, 203,122 passengers were carried by the company's airplanes, 27,8 percent up from February 2004.

The company's airplanes flew 11,938 hours this February, 25,6 percent more than in February 2004.

UTair doubled the volume of transported mail to 146,8 tons and increased cargo transportation by 7,6 percent to 1,000 tons.

Flying time of the company's helicopters reached (Mil-26T) 459 hours in the reported period, gaining 49,9 percent in February 2004; helicopters Mil-8 – 2,713 hours, the gain has made 47,8 percent.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE

April 5, 2005

UTAIR TO PRESENT ITS NEW SUBSIDIARY – UTAIR SA – IN SOUTH AFRICA ON COSMONAUTIC'S DAY

Khanty-Mansiysk. On April 12, Russia's Cosmonautics Day, which commemorates the world's first manned space flight, UTair Aviation (UTair Aviation, JSC) will hold the presentation and official opening of its subsidiary, based in the Republic of South Africa, - UTair South Africa (UTair SA). The event will take place in Cape Town.

During the presentation, it is planned to show Mil helicopters, as well as to hold working meetings aimed at expanding the company's activities in South Africa.

Heads of UTair and UTair SA, the Mil Moscow Helicopter Plant, the Kazan Helicopter Plant as well as Russia's aviation authorities will attend the ceremony.

In addition, among the presentation's participants will be representatives of the South African transportation ministry, Russia's embassy to South Africa, as well as present and potential UTair clients.

According to UTair general director Andrey Martirosov, the airline is interested in developing its helicopter business in the Republic of South Africa. "We have carried out serious preparations to establish UTair SA, and we already now have positive results," he said. "It is obvious that we were right in choosing the country and the region for creating the first subsidiary within the framework of establishing an international helicopter holding," Martirosov underlined.

Moreover, he commented that UTair was carrying out serious work to choose a European country for establishing an aviation subsidiary in Europe. "We are carefully studying the laws of several European countries and the condition of their aviation markets. We hope to make a decision this year," Martirosov said.

At present, five helicopters of UTair Aviation are based in South Africa. They are used for extinguishing forest fires and other purposes.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

PRESS RELEASE April 20, 2005

UTAIR AVIATION TRANSPORTED 32% MORE PASSENGERS IN JANUARY TO MARCH 2005

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its number of transported passengers to 351,461 in January to March 2005, against the same period in 2004.

Of that amount, 318,932 people were transported by the company's airplanes, 32 percent up from the corresponding period in 2004.

At the same time, UTair Aviation's passenger traffic grew 25.1 percent to 479.828m passenger-kilometers in the first quarter of this year; its airplanes flew for 18,328 hours, 27.1 percent more than in the same period last year.

The volume of transported mail surged 67.9 percent to 235.7 tons in January to March 2005; cargo transportation advanced 10.9 percent to 1,659 tons.

In addition, the company reported growth in other figures: flights made by the company's helicopters increased 10.3 percent to 7,768 hours in the period in question, compared to January to March 2004

UTair Aviation

Joint-Stock Company

PRESS RELEASE April 28, 2005

UTAIR AIRCRAFT NAMED AFTER HERO OF THE SOVIET UNION AHEAD OF VICTORY DAY

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) has named its Tu-154 aircraft after Hero of the Soviet Union Pyotr Panov ahead of the 60th anniversary of the Victory Day marking Russia's victory over Hitler's Germany.

The plane has the registration number RA-85808.

Pyotr Panov took part in the defense of Moscow and was awarded the Order of the Patriotic War, First Class. For fighting in the historic Kursk offensive, he was awarded the title Hero of the Soviet Union and his name placed in the Book of Great Military Achievements for perpetuity.

After the end of World War II, Panov served in the Siberian city of Tyumen as aviation commander and was later appointed as commander of the Salekhard air flight. He has been engaged in projects to open up access to outlying northern districts of Tyumen region for more than 15 years.

Since 1958, Panov has been flight security supervisor at the Roshchino airport base of Tyumen's aviation service.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE May 5, 2005

UTAIR TO BE SPONSOR OF CELEBRATION DEVOTED TO 60-ANNIVERSARY OF DAY OF VICTORY AND FOUNDATION OF THE UNITED NATIONS

Khanty-Mansiysk - UTair Aviation will act as the sponsor of the celebrating reception at UN devoted to the 60-th Anniversary of the Victory in Great Patriotic War (World War II), as well as the 60-th Anniversary of the United Nations Foundation

Celebrating event will take place at the UN General Assembly Hall in New York (USA) on May 7, 2005.

In honor of the Victory Day The VII (Leningrad) Symphony by Dmitry Shostakovich will sound for veterans of the war and diplomats of the whole world in performance of the St.-Petersburg Symphonic Orchestra under the conduction of Yury Temirkanov

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE

May 13, 2005

UTAIR BEGINS OPERATIONS IN INDONESIA UNDER UN CONTRACT

Khanty-Mansiysk – On May 12, 2005 UTair Aviation (UTair Aviation, JSC) begun helicopter operations on the Indonesian Sumatra Island (Banda Aceh), which suffered most during last year's December tsunami and earthquakes.

The operations will be carried out within the framework of a contract concluded by the company with The UN World Food Programme. According to the three-month contract, UTair's single Mi-8T helicopter will work in Indonesia, and will be used for the transportation of food products, relief packages and other cargos necessary for mitigating the tragedy's consequences.

An Il-76 aircraft delivered the Mi-8T helicopter and its crew from the Russian city of Tyumen to Medan on Sumatra on May 8. The helicopter has already been assembled and has completed its check flight.

According to UTair's business plan, more than 40 helicopters will be employed abroad in 2005.

Today UTair is the largest exporter of helicopter services in Russia and one of the largest in the world.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE May 26, 2005

UTAIR SUPERVISORY BOARD RECOMMENDS DIVIDEND PAYMENTS

Khanty-Mansiysk – The supervisory board of UTair Aviation (UTair Aviation, JSC) has recommended that the general shareholders' meeting approve payment of RUR0.056 per common share in dividends for 2004. The board's meeting was held in Surgut on May 15, 2005.

In addition, the board preliminarily approved the airline's annual report and annual accounting statement, including a profit and loss statement, for 2004. Interim figures show that UTair's net income reached RUR107.437m (approx. USD3.83m) last year.

The company's dividends amounted to RUR0.043 per common share in 2003, or RUR29.92m (approx. USD1.08m) including taxes. As reported earlier, UTair Aviation placed 577.208m common registered shares at a par value of RUR1 per share.

The airline's general shareholders' meeting will take place on June 15, 2005. The agenda includes the election of UTair's supervisory board, general director and audit and compliance committee, as well as the approval of auditors.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE May 30, 2005

UTAIR CUTS NET LOSS BY 49.2%

Khanty-Mansiysk – Net losses of UTair Aviation (UTair Aviation, JSC) under Russian accounting standards almost halved to RUR113.828m (approx. USD4.06m) in the first quarter of 2005 against the same period last year.

UTair's revenue amounted to some RUR1.813bn (approx. USD64.61m) in the reported period, 41.5 percent up from the first quarter of 2004.

"We showed the highest pace of growth in the whole aviation industry in the first three months of this year," UTair general director Andrey Martirosov said. "Passenger transportation advanced 32 percent; revenue and other figures also grew substantially. In addition, we refused to undertake unprofitable aviation activities," he stressed, commenting on the company's performance in January to March.

As reported earlier, the airline's net income went up 29.3 percent to RUR107.437m (approx. USD3.83m) last year against 2003.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

PRESS RELEASE May 31, 2005

UTAIR MAKES FIRST COUPON PAYMENT

Khanty-Mansiysk – On May 25, 2005, UTair Finance, a subsidiary of UTair Aviation (UTair Aviation, JSC), made the first coupon payment on its bonds.

Revenue paid totaled RUR64.82m (approx. USD2.29m). The payment was made through a non-cash transaction, paying agent was the National Depositary Center.

As reported earlier, UTair Finance placed its first bond loan on the Moscow Interbank Currency Exchange on November 24, 2004. The issue amounted to RUR1bn (approx. USD35.47m), divided into 1m bonds with a par value of RUR1,000 (approx. USD35.47) each.

The first coupon's interest rate was determined during the placement and amounted to 13 percent a year. Loan organizers were Vneshtorgbank, NOMOS-BANK, the Bank of Khanty-Mansiysk, and Region Bank.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE June 20, 2005

UTAIR SHAREHOLDERS APPROVE ANNUAL REPORT

Khanty-Mansiysk: The annual general shareholders' meeting of UTair Aviation (UTair Aviation, JSC) took place in Khanty-Mansiysk on June 15, 2005. Shareholders approved the company's annual report, annual accounting statement, including a profit and loss statement and a profit distribution statement, and approved the amount of dividends at RUR0.056 per common share for 2004.

UTair's annual report says that the company increased passenger traffic 14 percent last year against 2003. The airline transported 1,703,562 people, including 1,465,814 passengers carried by airplanes, which was a 14 percent advance against 2003.

The company's airplanes and helicopters flew 124,040 hours in the reported period, 11 percent more than in 2003.

The airline's net income surged 29 percent to RUR107m (approx. USD3.74m) in the period in question, compared to 2003.

The shareholders' meeting elected Andrey Martirosov, who has managed the company since 1999, as General Director for a further two years.

The meeting's participants approved the airline's auditors for 2005: OOO Rosexpertiza will audit the Company's financial and economic activities under Russian accounting standards, and Ernst &Young will hold audits under International Accounting Standards.

In addition, shareholders elected the company's Supervisory Board and Audit and Compliance Committee.

Lyudmila Belogurova, Aandrey Kuyvashev, Svetlana Kukotina, Lyudmila Loginovskaya, Andrey Martirosov, Vyacheslav Novitsky and Sergey Savin all joined the Supervisory Board.

Vyacheslav Novitsky, Senior Deputy Prime Minister of the Khanty-Mansi Autonomous Area, was elected as Chairman of the Supervisory Board. He has been the board's head since 2002.

Airplane passenger transportation and helicopter operations in Russia and abroad will remain the company's primary activities in 2005. For passenger transportation, UTair is planning to use 62 airplanes (15 Tu-154s, 25 Tu-134s, 12 An-24s, 8 Yak-40s and 2 ATR-42s) The airline is planning to carry 2.160m passengers this year, including 1.911m people by airplane, which will be 30.4 percent more than in 2004.

For aircraft operations with UN peacekeeping and humanitarian missions, and under other international contracts this year, UTair will use 45 helicopters (30 Mi-8MTVs, 7 Mi-26s and 8 Mi-8Ts). In addition to this, the company plans to increase flight time abroad by 5.3 percent to 18,640 hours this year, compared to 2004.

The operation program for airplanes and helicopters in Russia will total 31,140 hours to be flown by 46 Mi-8Ts, 1 Mi-8Ss, 5 Mi-8MTVs and 3 Mi-26s).

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE July 15, 2005

UTAIR REPORTS H1 PASSENGER TRANSPORTATION GROWTH

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its number of transported passengers to 860,521 people in the first six months of 2005. Of that amount, 764,554 people were transported by the company's airplanes, 20.6 percent up from the corresponding period in 2004.

It is worth mentioning that a drop in the passenger transportation growth pace this June against May was linked to several charter routes becoming regular flights.

The company's passenger traffic grew 12.9 percent to 1.204bn passenger-kilometers in the first half of this year; its airplanes flew for 41,575 hours, 22 percent more than in the same period last year.

The volume of transported mail surged 33.5 percent in January to March 2005; cargo transportation advanced 13.5 percent. UTair's helicopters flew for 21,983 hours in the period in question, 14.7 percent more than in the first half of 2004.

Speaking about the airline's performance in January to June 2005, the company's general director Andrey Martirossov said, "UTair is successfully solving the main strategic task to strengthen its leading position among major national companies working on the passenger transportation market."

"Within our business plan for air transportation we have managed to advance more than 20 percent the number of transported passengers," he added. "We have achieved this result through the expansion of our route network and attracting clients by offering them new products and high-quality service," Martirossov emphasized.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

PRESS RELEASE August 8, 2005

UTAIR TO PARTICIPATE IN MAKS AVIATION & SPACE EXHIBITION

Khanty-Mansiysk – UTair Aviation is going to take part in the seventh international aviation and space show MAKS at Zhukovsky airfield near Moscow from August 16 to 21.

At MAKS-2005, the air carrier will have a stand in one of the pavilions and a chalet to accommodate meetings with current and future partners of the company.

One should note that stand visitors could expect some surprises and various gifts from the company at MAKS.

On August 18, the company plans to hold its presentation in the conference hall pavilion No. 14 between 2-3 p.m.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE August 11, 2005

UTAIR EXECUTIVE BOARD APPROVES BUSINESS PLAN FOR H1 2005

Khanty-Mansiysk – The executive board of UTair Aviation has considered operational results of the company for the first half of 2005. The company reported revenue of over RUR4.5bn — USD160m from the January to June period, up RUR1.3bn — around USD46m, or 43 percent, from the previous year. Passenger transportation contributed most of the revenue - 60 percent of its profit for the reported period. Revenue from helicopter operations in Russia and abroad contributed 11.1 percent and 20.5 percent, respectively. Aviation services accounted for the remaining part of profit.

The company has reported no significant changes in its spending structure. Aviation fuel and maintaining of airworthiness of the company's fleet accounted for the most in UTair's expenses of 40 percent.

In the reported period, the company enjoyed an operating surplus of RUR38m — USD1.35m.

UTair reported a net loss of RUR22m —USD785,000 for the first half of this year, outperforming the target set by the business plan, which predicted a loss of RUR201.7m — USD7.2m.

Assessing the company's results for the first half of this year, its general director Andrey Martirosov said that passenger transportation had major impact on overall performance. "We have successfully cut the loss projected for the first half of this year thanks to the reworking of air routes. We have successfully boosted profit from helicopter operations both in Russia and abroad," he said.

According to Martirosov, the company's operations are influenced by seasonal factors and losses in the first half of a year and returning to profitable second half is a traditional phenomenon.

UTair's general director stressed that the situation on the aviation market has remained difficult and that "we should continue to be diligent."

According to the business plan adopted for 2005, the company targets net income of RUR113m —USD4.03m.

UTair Aviation

Joint-Stock Company

PRESS RELEASE August 18, 2005

UTAIR AND RENAISSANCE CAPITAL INTRODUCE PARTNERSHIP ACCORD

Khanty-Mansiysk, UTair Aviation (UTair Aviation, JSC), and Renaissance Capital commercial bank have signed a partnership agreement.

The document was signed at the international space and aviation show (MAKS-2005) on Thursday, August 18. Under the partnership program, UTair's passengers will be able to buy air tickets on credit through the airline's sales chain.

Both sides believe this agreement will help the companies increase their passenger traffic and client base.

UTair Aviation

Joint-Stock Company

PRESS RELEASE August 19, 2005

UTAIR TO BECOME MOSCOW AEROTAXI OPERATOR

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) will become a partner in the Moscow government's Aerotaxi project.

The Moscow mayor's aviation adviser, hero of the Soviet Union Valery Menitsky, announced the start of the Aerotaxi project at the MAKS-2005 air show. The air transportation project over Moscow, between the city's airports and within a radius of up to 600 kilometers from Moscow will be carried out with the support of the Moscow government, UTair and Atlant-Soyuz airlines and in partnership with Vnukovo International Airport.

It is planned to utilize the terrestrial infrastructure within the Moscow ring road as well as airports in the Moscow aviation hub and neighboring cities. Short-haul aircraft and helicopters will be employed to operate in the project. The program's participants will impose special requirements for the safety of aircraft and terrestrial infrastructure facilities.

Only Class A helicopters will fly over Moscow. These machines have an increased power-to-weight ratio and are capable of flying even in the event of failure of one of the engines.

It is not by chance that UTair has been chosen as a partner to the program: the airline is Russia's largest helicopter operator and ranks among the world leaders in the industry.

In addition, UTair, together with the Atlant-Soyuz company, is the Moscow government's main partner in the Vnukovo development project, and makes over 40 domestic and international flights from the airport daily.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE August 20, 2005

UTAIR REPORTS PASSENGER TRANSPORTATION GROWTH FROM JANUARY TO JULY 2005

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its number of transported passengers by 22.2 percent to 1.090m people in the first seven months of this year.

The company's passenger traffic grew 12.1 percent to 1.578bn passenger-kilometers during this period; its airplanes flew for 51,503 hours, 21.5 percent more than in the same period last year. UTair's helicopters flew for 27,772 hours, up 15.1 percent from the first seven months of 2004.

The volume of transported mail surged 29.6 percent in January to July 2005; cargo transportation advanced 15.4 percent

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE September 13, 2005

UTair STRENGTHENS ITS AIRPORT BASE

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) is strengthening its own airport base.

A reconstructed airstrip was opened in the airport in the city of Noyabrsk. The decision to renovate 2,540 meters of the airstrip was made in August last year. The repairs were done using a Swedish technology, under which the covering becomes firmer if used intensively.

This has been the first time in the history of Russian aviation that airport repair operations were financed by an airline. The cost totaled more than RUR140m (approx. USD4.9m).

This reconstruction has positively affected the stability of the Priobsk regional transportation system.

Today, the Noyabrsk airport is a federal air terminal capable of ensuring full aviation safety.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE September 21, 2005

UTair BOOSTS PASSENGER TRANSPORTATION BY 21.2% IN JANUARY-AUGUST

Khanty-Mansiysk – UTair Aviation has boosted the number of transported passengers to 1.334m in the first eight months of 2005. UTair's planes chalked up a 21.2-percent growth in passenger transportation.

Within the first eight months of this year, the company's passenger traffic enjoyed a 12.9–percent growth ballooning to 1.968bn passenger-kilometers. UTair's planes flew 61, 736 hours, up 21.7 percent from a year earlier. The total flight time of UTair's helicopters rose 20.1 percent to 34,292 hours.

January to August mail transportation advanced 30.3 percent. Cargo transportation showed a more moderate increase, namely 17.6 percent.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

UTair Aviation

Joint-Stock Company

PRESS RELEASE - September 22, 2005

UTair INVITES TO WORK

Job offered: Sales & Marketing Director /Aircraft Services/ Representative in US

Job location: UTair Aviation JSC / New York Office / 420 Lexington Ave, New York, NY 10170

Job requirements: represent Utair Aviation as a Russian Air Company in US by directing and coordinating activities involved in negotiating and developing contracts to sell aircraft services to US and foreign companies and international organizations, including the UN, governments and business associations; maintain frequent communication in Russian with headquarters; utilize knowledge of UN procurement procedures to negotiate and follow up on contracts; promote company in the world air transport market; travel frequently domestically and internationally to promote business.

Bachelor's degree in International Economy or International Economic Relations and 1 year of experience required.

Interested applicants should send their resume to Mr. Victor Bachurin (Deputy CEO / International Relations) via e-mail vbachurin@gapk.utair.ru , utair@msn.com

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru

ЮТэйр
АВИАКОМПАНИЯ

Годовой отчет ОАО «Авиакомпания «ЮТэйр» за 2004 год

ОГЛАВЛЕНИЕ

UTair
АВИАКОМПАНИЯ

ГОДОВОЙ ОТЧЕТ за 2004 год


RA-85504
UTair

КЛЮЧЕВЫЕ ПОКАЗАТЕЛИ ДЕЯТЕЛЬНОСТИ АВИАКОМПАНИИ «ЮТЭЙР»

Ключевые производственные показатели	2002	2003	2004
Вертолетные работы:			
Выполненный налет, час.	54 522	47 031	47 106
Количество вертолетов в парке на конец года	175	178	169
Пассажирские перевозки			
Перевезено пассажиров, тыс. чел.	1 238,5	1 288,2	1 465,8
Перевезено грузов и почты, тонн.	8 178	8 259	7 619
Выполненный пассажирооборот, тыс. пкм	2 100,4	2 160,7	2 468,3
Выполненный тонно-километраж, тыс. ткм	204 408	209 578	235 927
Коэффициент занятости пассажирских кресел, %	60,5	66,1	70,1
Коэффициент коммерческой загрузки, %	54,9	58,9	58,6
Количество самолетов в парке на конец года	120	109	107

Ключевые финансовые показатели	2002	2003	2004
Выручка, млн. руб.	5 464	6 636	8 612
Расходы, млн. руб.	5 275	6 210	8 132
EBITDA, млн. руб.	267	541	601
Валовая прибыль, млн. руб.	189	426	480
Прибыль до налогообложения, млн. руб.	89	-6	196
Чистая прибыль, млн. руб.	62	83	107
Рентабельность основной деятельности, %	3,45	6,42	5,57
Рентабельность активов, %	1,98	2,25	2,21
Рентабельность собственного капитала, %	4,59	6,45	7,66
Чистая прибыль на акцию, руб.	0,107	0,144	0,186
Начисленные дивиденды, млн. руб.	17	25	32
Начисленные дивиденды на 1 акцию, руб.	0,03	0,04	0,056
Дивидендная доходность, %	1,80	2,14	2,24

ГОДОВОЙ ОТЧЕТ за 2004 год


SURGUT

ОБРАЩЕНИЕ ГЕНЕРАЛЬНОГО ДИРЕКТОРА – ПРЕДСЕДАТЕЛЯ ПРАВЛЕНИЯ

Уважаемые акционеры!

Итоги работы в 2004 году показали, что Авиакомпания «ЮТэйр» успешно реализует основные стратегические цели укрепления занимаемого положения в числе лидеров среди глобальных вертолетных операторов и на рынке внутренних пассажирских авиаперевозок в числе трех ведущих национальных авиакомпаний.

Динамичное развитие двух основных направлений бизнеса Авиакомпании – вертолетных работ и пассажирских перевозок (авиатранспортной деятельности) – обеспечило увеличение доходов Авиакомпании на 30% до 8 612 млн. руб.

Увеличение доходов в рамках бизнес-направления вертолетных операций на 32% до 2 500 млн. руб. было достигнуто, прежде всего, за счет увеличения объема вертолетных работ за рубежом, являющихся более рентабельными по сравнению с операциями в России. Рост объема этих работ был обеспечен путем диверсификации – за счет не только увеличения работ в миротворческих миссиях ООН, но и заключения коммерческих контрактов на выполнение работ в Судане, ЮАР и др.

При этом Авиакомпания активно работала над повышением эффективности вертолетных операций путем мобильного базирования воздушных судов и их технического обслуживания по районам выполнения наибольших объемов работ.

Так, в 2004 году завершился процесс создания предприятия «UTair South Africa» в ЮАР. Это предприятие осуществляет ремонт и техническое обслуживание вертолетов, эксплуатируемых в этом регионе, выполняет различные вертолетные работы, и будет удовлетворять растущий в регионе спрос на них в будущем. Реализация плана по созданию разветвленной международной сети из подобных предприятий должно позволить Авиакомпании успешно решать стратегическую задачу выхода на новые мировые рынки вертолетных работ.

В рамках бизнес-направления пассажирских перевозок Авиакомпании удалось увеличить объем перевозок пассажиров на 14% до 1,5 млн. чел. и обеспечить соответствующий рост доходов до 5 707 млн. руб. Такой результат был достигнут путем расширения маршрутной сети и привлечения клиентов за счет предложения новых продуктов и высокого качества обслуживания.

При этом в условиях низкой топливной эффективности используемых воздушных судов Авиакомпания последовательно реализовывала мероприятия по повышению рентабельности авиаперевозок за счет оптимизации сети маршрутов, обновления парка воздушных судов и выхода на новые более рентабельные рынки на внутренних и международных линиях.

Основу оптимизации сети составило использование технологии авиационных узлов в Москве, Сургуте, Ханты-Мансийске и Тюмени. Очередным шагом в процессе обновления парка воздушных судов стало решение о приобретении в 2004 году новых, более экономичных ближнемагистральных лайнеров производства компании ATR, которые должны заменить самолеты АН-24 и ЯК-40 на региональных линиях.

В конце 2004 года Авиакомпанией был создан стратегический альянс с авиакомпанией «Комиинтеравиа». Это позволило значительно расширить маршрутную сеть и пополнить парк воздушных судов Авиакомпании самолетами Ту-134.

Четкое представление о направлениях дальнейшего развития Авиакомпании, понимание ее конкурентных преимуществ, постановка конкретных бизнес-целей и задач, профессионализм и сплоченность в работе персонала являются основой деятельности руководства Авиакомпании по обеспечению ее успешного развития на благо акционеров, работников, потенциальных инвесторов и других заинтересованных сторон.

От имени Правления Авиакомпании хочу также поблагодарить всех работников за добросовестный труд, акционеров и инвесторов за доверие, которое они нам оказывают, и выразить глубокую убежденность в том, что совместной и слаженной работой всего трудового коллектива при поддержке акционеров наша Авиакомпания продолжит успешную реализацию своих стратегических целей и задач.

Генеральный директор

А.З. Мартиросов



ГОДОВОЙ ОТЧЁТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР»

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UTair
АВИАКОМПАНИЯ

Процесс развития Авиакомпании «ЮТэйр» имеет длительную историю, которая свидетельствует о накоплении значительного опыта, преемственности традиций и профессионализма в области гражданской авиации.

Началом этой истории стало открытие летчиком В. Бажаном и авиатехником А. Фокиным летом 1934 года движения по Обской воздушной линии Тюмень-Тобольск-Самарово (теперь Ханты-Мансийск) – Березово-Обдорск (теперь Салехард) для целей обеспечения Северного морского пути.

Тюменская авиагруппа осуществляла руководство и контроль за деятельностью подразделений, которые занимались перевозками пассажиров, почты, грузов, выполняли полеты по обслуживанию разведочных экспедиций, санитарные задания, задания по патрулированию лесов и авиахимические работы.

В связи с развернувшимися работами по освоению нефтяных и газовых месторождений 7 февраля 1967 года приказом Министра гражданской авиации СССР было организовано Тюменское управление гражданской авиации, позднее Авиакомпания стала правопреемником этой организации.

Высокие темпы добычи нефти и газа в условиях слабо развитой сети железных и автомобильных дорог предопределили ускоренное развитие производственно-технической и социальной базы управления. В сравнительно короткое время авиация стала играть важнейшую роль в освоении природных богатств Западной Сибири.

Тюменское управление гражданской авиации явилось полигоном по внедрению новой авиационной техники и новых методов эффективного ее использования. В управлении были проведены государственные испытания



В связи с принятой концепцией перехода гражданской авиации к регулируемым рыночным отношениям Тюменское управление гражданской авиации 4 января 1991 года было реорганизовано в авиакомпанию «Тюменьавиатранс» со статусом производственного объединения, в состав которого вошло 16 авиационных предприятий.

В результате последующей реорганизации по инициативе трудовых коллективов из его состава было выделено 6 объединенных отрядов со статусом государственных предприятий, а Государственное объединение «Авиакомпания «Тюменьавиатранс» 28 октября 1992 года было преобразовано в открытое акционерное общество «Тюменская авиационная транспортная компания «Тюменьавиатранс».

В 2002 года было принято решение об изменении наименования ОАО «Тюменьавиатранс» на ОАО «Авиакомпания «ЮТэйр».

На сегодняшний день Авиакомпания «ЮТэйр» занимает лидирующие позиции на рынке авиационно-транспортных услуг и пассажирских перевозок в России и входит в число ведущих мировых вертолетных компаний.

вертолета Ми-8 и эксплуатационные испытания вертолетов Ми-6, Ми-10К, Ми-26 и самолета Ил-76. Впервые в массовых количествах были освоены контейнерные перевозки грузов на самолетах Ил-76 и пакетные перевозки труб на самолетах Ан-12. Вертолеты были использованы для перевозки на внешней подвеске труб большого диаметра, опор ЛЭП с установкой на место для их монтажа опор ЛЭП-500 методом поворота вокруг оси и раскатки проводов при строительстве ЛЭП-200.

Пика в своем развитии Тюменское управления гражданской авиации достигло в 1990 году, когда через его аэропорты было отправлено 8 583 300 пассажиров, 652 900 тонн грузов и почты, налет часов на вертолетах составил 3 408 198 приведенных часов по авиационному обслуживанию геологов, нефтяников, газовиков, строителей. В 1990 году этим управлением эксплуатировалось более 600 воздушных судов 14 типов.


65793

ГОДОВОЙ ОТЧЁТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР» за 2004 год

Миссия, стратегические задачи и направления бизнеса



UTair

АВИАКОМПАНИЯ

Авиакомпания «ЮТэйр» является уникальной компанией гражданской авиации, динамично развивающей два направления авиационного бизнеса:

ВЕРТОЛЕТНЫЕ РАБОТЫ

– оказание услуг по выполнению авиационных работ силами вертолетной авиации;

АВИАТРАНСПОРТНАЯ ДЕЯТЕЛЬНОСТЬ (ПАССАЖИРСКИЕ ПЕРЕВОЗКИ)

– осуществление пассажирских и грузовых перевозок на внутренних и международных авиалиниях самолетами различных типов.

Каждое направление бизнеса Авиакомпании реализует свою миссию, определяемую его спецификой.

ВЕРТОЛЕТНЫЕ РАБОТЫ

Миссия бизнес-направления вертолетных работ заключается в выполнении по заказу клиентов авиационных работ оптимального качества и сложности в любое время года и суток в любой точке земного шара силами современной и надежной вертолетной техники.

АВИАТРАНСПОРТНАЯ ДЕЯТЕЛЬНОСТЬ

Миссия авиатранспортного бизнес-направления заключается в предоставлении пассажирам транспортных услуг по разумным ценам и на удобных маршрутах, с обеспечением высокого уровня безопасности, комфорта и сервиса самолетами различного типа.

Объединяет миссии этих направлений стремление Авиакомпании предоставлять услуги максимально высокого качества клиентам и обеспечивать рост доходов акционеров. Каждое бизнес-направление Авиакомпании имеет четкие стратегические цели и задачи, которые оно последовательно реализует на основе своих конкурентных преимуществ.

Стратегические цели и задачи:	
Вертолетные работы	Авиатранспортная деятельность
укрепить занимаемое положение в числе лидеров мирового рынка вертолетных работ – глобальных вертолетных операторов; интеграция в мировое вертолетное сообщество путем унификации стандартов и кооперации с мировыми вертолетными операторами; выход на новые мировые рынки, прежде всего, в Юго-Восточной Азии и Европе; сохранение доминирующего положения на региональном российском рынке в Западной Сибири; освоение и предложение клиентам новых услуг в рамках наиболее перспективных и доходных видов вертолетных работ, прежде всего, для компаний нефтегазового сектора.	закрепление на рынке внутренних пассажирских авиаперевозок на уровне не ниже третьего места среди национальных авиакомпаний с долей рынка не ниже 10%; достижение 10%-го уровня рентабельности авиатранспортного бизнес-направления; выход на новые рынки на внутренних и международных линиях путем создания и предложения новых продуктов; обновление парка воздушных судов путем приобретения новых ближнемагистральных и среднемагистральных самолетов.

Конкурентные преимущества:	
Вертолетные работы	Авиатранспортная деятельность
35 летний опыт осуществления вертолетных работ всех видов и любой сложности, в том числе в особо сложных климатических и географических условиях; мобильная система базирования по месту выполнения вертолетных работ; парк из 169 вертолетов различных типов семейства «Миль» (Ми) различной грузоподъемности и функционального назначения, в том числе крупнейший в мире парк самого грузоподъемного в мировой авиации вертолета Ми-26; собственная база ремонта и технического обслуживания вертолетов; опытный и высококвалифицированный состав пилотов и инженеров.	наличие развитой и диверсифицированной сети маршрутов; заслуженная репутация надежной, современной, безопасной авиакомпании; высококвалифицированный авиационный персонал, подготавливаемый в собственном Центре подготовки персонала; собственная база ремонта и технического обслуживания для самолетов; эффективная система продаж авиатранспортных услуг.





Успешная реализация основными бизнес-направлениями Авиакомпании своих стратегических целей и задач и выполнение ими своих миссий зависит от деятельности дополнительных бизнес-направлений Авиакомпании, которыми являются:

ремонт и техническое обслуживание авиационной техники;

подготовка авиационного персонала;

продажа клиентам услуг Авиакомпании;



оказание услуг по обеспечению пассажиров бортовым питанием;

аэропортовая деятельность;

другие сервисы.



Организационная структура бизнеса Авиакомпании объединяет ряд предприятий, организаций, филиалов и представительств, участвующих в процессе осуществления и обеспечения авиатранспортной деятельности и вертолетных работ. Управление предприятиями и организациями, входящими в организационную структуру Авиакомпании, осуществляется на принципах операционного и финансового контроля их деятельности.



В целях совершенствования процесса управления бизнесом и повышения эффективности деятельности каждого бизнес-направления Авиакомпания последовательно реализует мероприятия по оптимизации своей организационной структуры, основными из которых являются следующие:

- выделение не основных бизнес-направлений в самостоятельные компании с сохранением контроля со стороны Авиакомпании;

- внедрение принципов корпоративного управления дочерними и зависимыми компаниями на основе формирования их органов управления и контроля из представителей Авиакомпании.

Структура бизнеса Авиакомпании «ЮТэйр»

Основные направления бизнеса

Вертолетные работы

Оперативное управление осуществляется специальными подразделениями Авиакомпании –
- Вертолетно-коммерческий комплекс
- Управление внешнеэкономической деятельностью (вертолетные работы для ООН)

Авиатранспортная деятельность

Оперативное управление осуществляет специальное подразделение Авиакомпании – Транспортно-коммерческий комплекс

Профильные направления бизнеса

Ремонт и техническое обслуживание авиационной техники

ОАО «Завод №26»
ООО «ЮТэйр-Техник»

Подготовка авиационного персонала

НП «Центр подготовки персонала»

Продажа услуг

ООО «ЦРПУ»
ООО «Западно-Сибирское агентство воздушных сообщений»

Оказание услуг по обеспечению пассажиров бортовым питанием

Обособленное подразделение «ЗапСибКеттеринг» филиал

Аэропортовая деятельность

1 аэропорт федерального значения в г. Ноябрьске филиал

4 аэропорта регионального значения в поселках Березово, Игрим, Мыс Каменный, Тазовский филиалы

Дополнительные направления бизнеса

Авиационная безопасность

ООО «Частное охранное предприятие «Центр авиационной безопасности»

Авиационно-техническое снабжение

ООО «Тюменьавиатехснаб»

Лизинг

ООО «ЮТэйр-Лизинг»

Грузовые авиаперевозки

ЗАО «Тюменьспецавиа»
UTair South Africa

Подробная информация о доле участия ОАО «Авиакомпания «ЮТэйр» в компаниях, основных видах их деятельности и пр. представлена в разделе Дополнительная информация/Дочерние и зависимые общества.

ГОДОВОЙ ОТЧЕТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР» за 2004 год

Итоги [illegible] 2004 году

[illegible]



АВИАКОМПАНИЯ

ИТОГИ ДЕЯТЕЛЬНОСТИ В 2004 ГОДУ

ВЕРТОЛЕТНЫЕ РАБОТЫ

В рамках вертолетного бизнес-направления Авиакомпания «ЮТэйр» выполняет по заказу клиентов различные виды авиационных работ на вертолетах по всему миру.

Основными видами деятельности вертолетного бизнес-направления Авиакомпании являются следующие:

за рубежом:	в России:
авиационные работы по обслуживанию миссий Организации Объединенных Наций (ООН)	выполнение различных видов вертолетных работ по заказам российских компаний, прежде всего, нефтегазового комплекса
выполнение различных видов вертолетных работ по коммерческим контрактам	рейсовые перевозки пассажиров, VIP-перевозки

ПАРК АВИАКОМПАНИИ СОСТОИТ ИЗ 169 ВЕРТОЛЕТОВ РАЗЛИЧНЫХ ТИПОВ СЕМЕЙСТВА «МИЛЬ» (МИ)

Авиакомпания осуществляет разнообразные и во многом уникальные вертолетные работы различных видов, объединяющей характеристикой которых является высокое качество и безопасность. В числе таких работ выделяются транспортные работы, строительно-монтажные, аэровизуальные работы и мониторинг нефте- и газопроводов, лесопатрульные работы, поисково-спасательные и аварийно-спасательные работы, экстренная медицинская эвакуация, погрузо-разгрузочные и авиахимические работы, рейсовые перевозки пассажиров.

Миссия бизнес-направления вертолетных работ заключается в осуществлении по заказу клиентов авиационных работ высокого качества и любой сложности в любое время года и суток в любой точке земного шара силами современной и надежной вертолетной техники.



Итоги деятельности в 2004 году

	2003	2004	изм. в % к 2003
Выполненный налет (час), в т.ч.	47 031	47 106	0,4
за рубежом	10 290	17 706	72
в России	36 741	29 400	-20
Выручка от вертолетных работ (млн. руб.) без НДС, в т.ч.	1 925,5	2 500,8	32
за рубежом	837,5	1 588,7	97
в России	1 088,0	912,1	-16

Авиакомпания "ЮТэйр" в 2004 году увеличила доходы от выполнения вертолетных работ


млн. руб.
4000
3500
3000
2500
2000
1500
1000
500
0
1088
837,5
912,1
1588,7
1157,6
1621,1
2003
2004
2005 (план)
в России
за рубежом

Доходы от выполнения вертолетных работ, выполняемых за рубежом, рассчитаны исходя из курса доллара на дату поступления валютной выручки на расчетный счет Авиакомпании.

ВЕРТОЛЕТНЫЕ РАБОТЫ

Вертолетные работы за рубежом

Авиакомпания «ЮТэйр» является глобальным вертолетным оператором и входит в число лидеров на мировом рынке вертолетных работ, наряду с такими компаниями как Canadian Helicopters (Канада), Bristow Helicopters (Великобритания) и Offshore Logistics (США).

В настоящее время основным заказчиком вертолетных работ Авиакомпании за рубежом является Организация Объединенных Наций (ООН). Авиакомпания успешно осуществляет авиатранспортное обеспечение миротворческих миссий ООН с 1991 года.

В 2004 году объем выполненных Авиакомпанией работ по контрактам ООН вырос на 97% по сравнению с 2003 годом и составил 52,6 млн. долл. Выполненный налет по этим работам составил 16 982 летных часов.

География вертолетных работ по контрактам ООН в 2004 году охватывает несколько стран Африки: Демократическая Республика Конго, Сьерра-Леоне, Либерия, Эритрея, Судан, ЮАР, Кот-д'Ивуар, а также Восточный Тимор (Индонезия).

Всего в 2004 году Авиакомпания осуществляла вертолетные работы в 5 миротворческих миссиях ООН по 13 контрактам.

Основными видами выполнявшихся вертолетных работ по контрактам ООН в 2004 году являются снабжение точек миротворческих миссий, пассажирские, грузовые и VIP-перевозки, наблюдение, мониторинг, поисково-спасательное обеспечение, аварийная и медицинская эвакуация.

В 2005 году планируется продолжение выполнения вертолетных работ по контрактам ООН на территории миротворческих миссий в Демократической Республике Конго, Сьерра-Леоне, Либерии, Эритрее, Кот-Д'Иивуаре, Судане.

Динамика развития рынка вертолетных работ по контрактам ООН имеет цикличный характер и зависит от миротворческой активности Организации. В зависимости от количества открываемых миротворческих программ и миссий в различных регионах мира и бюджета ООН на миротворческие цели колеблется объем выполняемых по заказу Организации вертолетных работ.

Рост доходов Авиакомпании "ЮТэйр" от выполнения вертолетных работ по контрактам ООН (млн. долл.)


60
50
40
30
20
10
0
22
35
40
26
52
53
(план)

Авиакомпания «ЮТэйр» имеет опыт выполнения вертолетных работ во многих регионах мира


NORTH POLE
Khanty-Mansiisk
Surgut
Moscow
Tyumen
Kaliningrad
SPAIN
TURKEY
WESTERN SAHARA
CENTRAL AFRICAN REPUBLIC
SUDAN
ERITREA
SIERRA LEONE
LIBERIA
SOMALIA
MOZAMBIQUE
ANGOLA
MADAGASCAR
SOUTH AFRICA
CAMBODIA
EAST TIMOR
NEW ZEALAND



Принимая во внимание цикличность развития рынка вертолетных работ по контрактам ООН, Авиакомпания активно развивает направление вертолетных работ по коммерческим контрактам. В 2004 году Авиакомпания выполняла работы по контрактам с Ассоциацией по тушению лесных пожаров ЮАР (выполнение полетов и работ по тушению пожаров на территории ЮАР), с компанией Skylink Aviation (Канада) на авиатранспортное обеспечение миротворческой миссии Африканского Союза в Судане.

Осуществление вертолетных работ по названным коммерческим контрактам является основным фактором запланированного на 2005 год роста доходов Авиакомпании от вертолетных работ за рубежом. Общий объем доходов вертолетных работ на 2005 год запланирован на уровне 65 млн. USD.

Для достижения стратегических задач по укреплению положения Авиакомпании в числе лидеров мирового рынка вертолетных работ и выхода на новые рынки Авиакомпания последовательно реализует план по созданию разветвленной международной сети компаний-операторов по выполнению вертолетных работ.

ВЕРТОЛЕТНЫЕ РАБОТЫ







В 2004 году завершилось создание предприятия UTair South Africa в ЮАР, которое осуществляет ремонт и техническое обслуживание вертолетов марки «Миль», эксплуатируемых в этом регионе, и выполняет различные вертолетные работы.

Основными предпосылками создания этого предприятия в ЮАР стали следующие:

- наличие в Центральной и Южной Африке значительного количества вертолетной техники российского производства, требующей ремонта и технического обслуживания;

- большой объем выполняемых вертолетных работ по контрактам в данном регионе;

- высокий платежеспособный спрос в странах Центральной и Южной Африки на выполнение различных видов вертолетных работ, например, по тушению пожаров, организации выборов и пр., а также перспективы для роста спроса на вертолетные работы, связанные с развитием региона: строительство, создание инфраструктуры и пр.

В ближайшей перспективе Авиакомпания планирует создание компании-оператора в одной из стран Европейского Союза, что позволит осуществлять вертолетные работы на территории Европы.

Помимо европейского направления Авиакомпания рассматривает и оценивает возможности американского и восточно-азиатского направлений для развития международной сети компаний-операторов по выполнению вертолетных работ.



Вертолетные работы в России

Авиакомпания «ЮТэйр» является крупнейшим оператором вертолетных работ в России: ее доля на российском рынке вертолетных работ составляет более 14%.

В Тюменской области, на которую приходится более 1/3 всего ежегодно выполняемого в России налета по вертолетным работам, доля Авиакомпании составляет более 40%.

Спрос на российском рынке вертолетных операций формируется преимущественно компаниями нефтегазового комплекса, которые осуществляют геологоразведку и разработку месторождений, нуждаются в доставке персонала к местам осуществления ими своей деятельности, а также в транспортировке, установке и монтаже различного оборудования.

Труднодоступность многих регионов России ввиду отсутствия наземной инфраструктуры и суровые климатические условия, с одной стороны, и необходимость выполнения срочных работ, с другой стороны, формируют спрос на услуги вертолетных операторов со стороны не только нефтегазовых компаний, но других отраслей экономики.

Основные регионы вертолетных работ в России территориально расположены в регионах Севера, Сибири и Дальнего Востока. Здесь сосредоточены основные месторождения нефти и газа, лесные и другие ресурсы, и при этом не развита или отсутствует наземная инфраструктура.

Перспективы развития рынка вертолетных работ в России определяются дальнейшим развитием регионов Севера, Сибири и Дальнего Востока и освоением их ресурсного потенциала. Однако при этом рентабельность выполнения вертолетных работ в России пока остается ниже, чем за рубежом.

Структура выполненного Авиакомпанией "ЮТэйр" налёта по отраслям экономики в 2004 году


газовая 9%
нефтяная 31%
прочие 12%
санавиация 9%
электроэнергетика 1%
авиалесоохрана 3%
геология 35%

ИТОГИ ДЕЯТЕЛЬНОСТИ В 2004 ГОДУ

ВЕРТОЛЕТНЫЕ РАБОТЫ

В 2004 году доходы Авиакомпании «ЮТэйр» от выполнения вертолетных работ в России сократились на 16 % по сравнению с 2003 годом и составили 912 млн. руб. При этом общий выполненный налет на территории России составил 29 400 часов, что меньше аналогичного показателя в 2003 году на 20%.

Сокращение доходов в 2004 году было вызвано перераспределением производственной программы выполнения вертолетных работ в пользу обслуживания более рентабельных международных контрактов за счет сокращения объемов работ на территории России. По этой же причине происходило сокращение доходов от выполнения вертолетных работ в России в 2003 году.

Динамика доходов от выполнения вертолетных работ в России (млн. руб.)



1400
1200
1000
800
600
400
200
0
635
1109
1213
1088
912
1158
2000
2001
2002
2003
2004
2005 (план)

В числе основных заказчиков, с которыми Авиакомпания ежегодно заключает контракты на выполнение вертолетных работ, в 2004 являлись: ОАО «Сургутнефтегаз», ОАО «Газпром», ОАО «Роснефть», ОАО «Сибнефть», ОАО «Славнефть», ОАО «Юганскнефтегаз» и д.р.

Кроме того, Авиакомпания продолжила выполнение вертолетных работ для районных администраций Ханты-Мансийского и Ямало-Ненецкого автономных округов, а также администраций районов на территории юга Тюменской области по санитарной авиации, по перевозке детей малочисленных народов севера к месту учебы, завозу продукции в отдаленные районы.

География вертолетных работ Авиакомпании в России в 2004 году определялась территорией основных районов добычи нефти и газа в Западной Сибири: Ханты-Мансийский и Ямало-Ненецкий автономные округа и южная часть Тюменской области, а также территорий Омской, Томской и Свердловской областей. Добиться охвата вертолетными работами такой большой территории, Авиакомпании удается за счет базирования вертолетов и станций технического обслуживания в 5 собственных аэропортах, рассредоточенных по этой территории. В дополнение к этому в Авиакомпании действуют мобильные бригады технического обслуживания. Для дальнейшего повышения эффективности работ, уровень которой в настоящее время определяет конкурентоспособность вертолетных операторов, Авиакомпания разрабатывает направление создания мобильных точек топливного обеспечения и базирования вертолетов.

В 2005 году планируется увеличение объемов вертолетных работ в России до 25% и соответствующий рост доходов. Основным фактором, способствующим достижению этих результатов, является расширение географии вертолетных работ.

Парк вертолетов



Одним из ключевых условий реализации Авиакомпанией «ЮТэйр» стратегических задач по укреплению положения в числе лидеров мирового и российского рынков вертолетных работ, выхода на новые рынки и интеграции в мировое вертолетное сообщество является обновление и совершенствование вертолетного парка.

Парк Авиакомпании состоит из 169 вертолетов различных типов семейства «Миль» (Ми) различной грузоподъемности и функционального назначения, в том числе крупнейший в мире парк из 19 вертолетов Ми-26 – самого грузоподъемного в мировой авиации вертолета. В 2004 году 35 вертолетов различных типов использовались за рубежом, в том числе 6 вертолетов Ми-26.



Авиакомпания совместно с производителями вертолетной техники планомерно реализует программы по ее совершенствованию и доведению до соответствия международным стандартам, что позволяет осуществлять вертолетные работы по всему миру. В 2004 году была начата подготовка вертолетов к полетам согласно международным стандартам безопасности полетов (требованиям Международной организации гражданской авиации – ICAO, стандартам Shellaircraft): установлены наружные топливные баки, устанавливаются сиденья с 4-х точечным креплением ремней безопасности для пассажиров, дооборудуется система приводнения и пр.

В качестве одного из вариантов расширения вертолетного парка, Авиакомпания рассматривает возможности приобретения легких вертолетов, за счет которых можно осваивать новые и повышать эффективность существующих видов вертолетных работ по мониторингу.


UTair







Состав парка эксплуатируемых вертолетов Авиакомпании «ЮТэйр»

Тип воздушного судна	Общее количество на 01.01.2005	Изменение общего количества по сравнению с 2003 годом
Ми-26 Т	19	—
Ми-10 К	7	—
Ми-8 МТВ	28	+3
Ми-8 АМТ	1	—
Ми-8 Т(П)	114	-2
Всего:	169 *	+1

** из них 93 вертолета эксплуатируются Авиакомпанией по договорам лизинга, заключенных с ООО «ЮТэйр-Лизинг»*

ГОДОВОЙ ОТЧЕТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР» за 2004 год

Итоги деятельности в 2004 году

Пассажирские перевозки (авиатранспортная деятельность)



-85808


UTair
АВИАКОМПАНИЯ

ИТОГИ ДЕЯТЕЛЬНОСТИ В 2004 ГОДУ

ПАССАЖИРСКИЕ ПЕРЕВОЗКИ (АВИАТРАНСПОРТНАЯ ДЕЯТЕЛЬНОСТЬ)

В рамках авиатранспортного бизнес-направления Авиакомпания «ЮТэйр» осуществляет пассажирские и грузовые перевозки на внутренних и международных авиалиниях с использованием парка более 100 самолетов различных типов.

Авиакомпания «ЮТэйр» входит в пятерку ведущих российских авиаперевозчиков. По итогам 2004 года Авиакомпания перевезла около 1,5 млн. пассажиров, обеспечивая при этом высокой уровень безопасности полетов и качества предоставляемых услуг, регулярность рейсов, удобство маршрутной сети и расписания, гибкость системы тарифов.

Миссия авиатранспортного бизнес-направления заключается в предоставлении пассажирам транспортных услуг по разумным ценам и на удобных маршрутах, с обеспечением высокого уровня безопасности, комфорта и сервиса силами самолетов различного типа.

Положение Авиакомпании «ЮТэйр» на российском рынке авиаперевозок

На российском рынке авиаперевозок действуют около 200 авиакомпаний. Рынок авиаперевозок на внутренних авиалиниях характеризуется высокой конкуренцией.

Несмотря на большое количество действующих на рынке авиакомпаний, более 50% всех *перевозок в России (по количеству перевозимых пассажиров) обеспечивается 5 компаниями*, в число которых входит Авиакомпания «ЮТэйр».

Российский рынок авиаперевозок с 2001 года демонстрирует непрерывный стабильный рост. Движущим фактором является рост благосостояния населения и платежеспособного спроса на авиаперевозки, рост российской экономики в целом. В 2004 году российские авиакомпании сумели увеличить объем перевозок пассажиров на 14,9% до 33,8 млн. чел. и выполненный пассажирооборот на 16,7% до почти 83 млрд. пкм. Рост перевозок на внутренних авиалиниях в 2004 году составил 10,5% по числу пассажиров и 10,1% по пассажирообороту, на международных авиалиниях – 21,0% и 23,5%, соответственно.

На долю Авиакомпании «ЮТэйр» в 2004 году пришлось 4,6% от общего количества перевезенных всеми российскими авиакомпаниями пассажиров. На внутренних авиалиниях доля Авиакомпании по количеству перевезенных пассажиров составила 7,6%, на международных – 1,2%.

85808

Авиакомпания «ЮТэйр» входит в число лидеров на российском рынке пассажирских перевозок

Рост вышеуказанных показателей является результатом, прежде всего, расширения и оптимизации сети маршрутов, по которым Авиакомпания осуществляет перевозки.

Основу оптимизации маршрутной сети Авиакомпании составляет использование технологии авиационных узлов. В течение 2003-2004 годов определились 4 основных авиационных узла Авиакомпании: Сургут, Ханты-Мансийск, Тюмень и Москва. Сеть маршрутов в настоящее время построена так, что все основные рейсы Авиакомпании «приписаны» к одному из четырех узлов: организация выполнения рейсов, стыковка рейсов, базировка и ротация воздушных судов (самолетов) и экипажей определенных групп рейсов связаны с определенным узлом.


тыс. чел.
1 500
1 450
1 400
1 350
1 300
1 250
1 200
1 150
1 100
55 239
1 232 980
177 407
1 288 407
2003
2004
Международные перевозки
Внутренние перевозки

Авиакомпания «ЮТэйр» значительно увеличила в 2004 году количество перевезенных пассажиров


%
71
70
69
68
67
66
65
64
66,1
70,1
2003
2004

Авиакомпания «ЮТэйр» увеличила в 2004 году коэффициент занятости кресел на 6%

ПАССАЖИРСКИЕ ПЕРЕВОЗКИ (АВИАТРАНСПОРТНАЯ ДЕЯТЕЛЬНОСТЬ)

"Авиакомпания "ЮТэйр" демонстрирует стабильный рост количества перевозимых пассажиров (тыс.чел.)


652,8
1 011,5
1 238,1
1 288,2
1 465,8
1 911,4
2000
2001
2002
2003
2004
2005 (план)

"Авиакомпания "ЮТэйр" демонстрирует стабильный рост пассажирооборота (млн. пкм.)


700
1090
1681
2100
2160
2468
3250
1999
2000
2001
2002
2003
2004
2005 (план)

В 2004 году количество маршрутов в основных узлах было увеличено на 19 и составило 109. Самым значительным стало увеличение в Московском узле, в котором общее количество маршрутов достигло 22, и его доля возросла с 8% до 18% от общего количества маршрутов Авиакомпании.

Основные узлы Авиакомпании находятся в динамично развивающихся регионах России (центральный и нефтегазовые регионы), для которых характерен высокий спрос на услуги авиаперевозок. Поэтому в дальнейшем Авиакомпания планирует увеличение количества маршрутов в этих узлах.

В 2005 году планируется ввести до 20 новых маршрутов и продолжить оптимизацию сети, целями которой являются увеличение объемов перевозок и их рентабельности.

В 2005 году планируется увеличение общего количества перевозимых пассажиров до 30%.

Количество маршрутов в основных узлах «Авиакомпании «ЮТэйр» стабильно растет


39
43
44
14
14
15
28
30
30
9
22
26
Сургут
Тюмень
Москва
2003
2004
2005 (план)

Бизнес-перевозки

Авиакомпания «ЮТэйр» активно развивает направление бизнес-перевозок – специфический вид авиационных услуг, устойчивый спрос на которые формирует масштабное развитие корпоративного бизнеса в России.

Заказчикам V.I.P. перевозок предоставляются воздушные суда, переоборудованные по классу «люкс». Это подразумевает максимум комфорта, мягкие удобные кресла, диваны, мини-офисы, переговорные комнаты, бары, видеосалоны, ресторанное питание самого высокого уровня.

В течение короткого времени Авиакомпания добилась права обслуживать высший менеджмент ряда крупных российских и иностранных компаний, представителей органов государственной власти.

В структуру подразделения бизнес-перевозок входят следующие воздушные суда:



- 1 самолет Gulfstream IV-SP;
- 1 самолет Ту-134;
- 3 самолета Як-40;
- 4 вертолета Ми-8.

Доходы

В 2004 году доходы авиатранспортного бизнес-направления увеличились на 28,4% по сравнению с 2003 годом и составили 5,71 млрд. руб. Доля доходов авиатранспортного направления в структуре доходов Авиакомпании «ЮТэйр» в 2004 году составила 66,3%, что соответствует показателю 2003 года.

В структуре доходов авиатранспортного бизнес-направления в 2004 году 87% пришлось на пассажирские перевозки и 13% на грузовые перевозки.

	2003	2004	2005 (план)
Доходы от авиаперевозок, тыс. руб. (без НДС)	4 444 488	5 707 426	7 577 160
Доходы от пассажирских перевозок, тыс. руб.	4 369 396	5 633 281	7 524 873
Доходы от грузовых перевозок, тыс. руб.	75 092	74 145	52 287
Пассажирские перевозки			
Перевезено пассажиров, чел.	1 288 219	1 465 814	1 911 400
изм. за год, %	4,0	14,0	30,4
Выполненный пассажирооборот, тыс. пкм.	2 160 726	2 468 275	3 250 000
изм. за год, %	2.8	14.2	31.7
Доход на пассажира, руб.	2 879	3 591	4 152
Доходная ставка на пассажира, руб./пкм.	1.77	2.01	2.32

Рост доходов авиатранспортного бизнес-направления в 2004 году обусловлен расширением географии полетов, введением новых маршрутов, увеличением производственной программы.

ПАССАЖИРСКИЕ ПЕРЕВОЗКИ (АВИАТРАНСПОРТНАЯ ДЕЯТЕЛЬНОСТЬ)

Продукт Авиакомпании «ЮТэйр»

В 2004 году около 1,5 млн. пассажиров выбрали услуги Авиакомпании «ЮТэйр», отдавая предпочтение высокому уровню безопасности полетов, удобной маршрутной сети и расписанию, регулярности рейсов, гибкой системе тарифов, качественному сервису.

Привлечение и удержание клиентов Авиакомпания реализует путем создания и развития качественного конкурентоспособного продукта, состоящего из следующих элементов:

- безопасность полетов;
- удобная сеть маршрутов и расписания;
- регулярность рейсов;
- гибкая система тарифов;
- качественный сервис до, во время и после полета;
- программа поощрения пассажиров СТАТУС.

Безопасность полетов. Обеспечение безопасности полетов является одной из важнейших задач Авиакомпании. При реализации этой задачи Авиакомпания руководствуется следующими основными принципами:

- поддержание норм летной годности воздушных судов,
- поддержание высокого уровня профессиональной подготовки личного состава, участвующего в обеспечении безопасности полетов,
- своевременный ремонт и обновление парка воздушных судов.

Контроль за обеспечением безопасности полетов осуществляет директорат по инспектированию, состоящий из более чем 50 высококвалифицированных специалистов и в структуру которого входят два следующих отдела:

- отдел базовой инспекции (ОБИ);
- подразделение расшифровки полетной информации (ППИ).

За 2004 год подразделением было расшифровано и обработано 90,8 % от общего числа выполненных полетов.

Сеть маршрутов. Сеть маршрутов Авиакомпании «ЮТэйр» охватывает ключевые географические направления на внутренних и международных авиалиниях. Авиакомпания планомерно расширяет и совершенствует маршрутную сеть, разрабатывая новые перспективные и доходные географические направления и предлагая новые рейсы (см. раздел Авиатранспортная деятельность/Итоги деятельности в 2004 году).

Результатом расширения и совершенствования сети маршрутов является повышение уровня удовлетворенности клиентов качеством предоставляемых услуг и рост эффективности деятельности Авиакомпании.

Регулярность полетов. Авиакомпания «ЮТэйр» использует современные технологические достижения и осуществляет надлежащую подготовку персонала и авиационной техники для обеспечения регулярности полетов и выполнения летного расписания.

В 2004 году Авиакомпанией было выполнено 43 944 рейса, регулярность которых составила 87%. Основной причиной задержек являлись неблагоприятные метеорологические условия. Учитывая, что для основных регионов обслуживания Авиакомпании характерны именно такие метеорологические условия, высокий показатель регулярности рейсов свидетельствует о высоком уровне готовности техники и персонала.

Система тарифов. Тарифная система Авиакомпании «ЮТэйр» включает в себя различные тарифы, уровень которых определяется в зависимости от условий путешествия, приобретения билетов и категорий пассажиров.
Тарифная политика Авиакомпании направлена на поступательное увеличение доходов и обеспечение устойчивого финансового положения Авиакомпании.

Сервис. Приоритетным направлением развития пассажирских перевозок Авиакомпании «ЮТэйр», определяющим ее конкурентоспособность, является последовательное улучшение качества сервиса – комплексного обслуживания пассажиров до, во время и после полета.
Введена трехклассная компоновка для самолетов Ту-154 (бизнес-класс, эконом-комфорт-класс, эконом-класс) и двухклассная для самолетов Ту-134 (бизнес-класс и эконом-класс).

Сервис рейсов Авиакомпании включает бортовое питание для пассажиров бизнес-класса, комфорт-класса, эконом-класса, которое осуществляется специально созданным в 2002 году подразделением Авиакомпании – филиалом «ЗапСибКетеринг». Создание цехов бортового питания в аэропортах Сургута, Ханты-Мансийска, Тюмени и Ноябрьска, а также в аэропортах других городов позволяет своевременно обеспечивать вкусным и качественным питанием не только пассажиров «Авиакомпании «ЮТэйр», но и пассажиров рейсов других авиаперевозчиков.

Пассажиры Авиакомпании имеют возможность заранее спланировать и организовать свои путешествия путем получения информации о расписании, тарифах и специальных предложениях, а также путем бронирования авиабилетов по круглосуточно работающему телефону «горячей линии» (+7 (3452) 396 066) и через удобный пользовательский интерфейс Интернет-сайта Авиакомпании (www.utair.ru).

Кроме того, система продаж Авиакомпании включает более 100 офисов на территории России, также используется нейтральная система продаж Транспортной Клиринговой Палаты авиапредприятий России. Существует возможность бронировать авиабилеты Авиакомпании через международные (Gabriel, Amadeus, Galileo) и российские (Сирена) системы бронирования.

ПАССАЖИРСКИЕ ПЕРЕВОЗКИ (АВИАТРАНСПОРТНАЯ ДЕЯТЕЛЬНОСТЬ)

Программа поощрения пассажиров СТАТУС. Основу развития взаимоотношений Авиакомпании с клиентами составляет программа поощрения часто летающих пассажиров, позволяющая по мере накопления баллов получать награды в виде бесплатных авиабилетов и повышения класса обслуживания.

Программа СТАТУС является одним из важных факторов, оказывающим влияние на выбор пассажиров в пользу услуг Авиакомпании. Результаты проведенного в августе 2004 года маркетингового исследования показали, что 11,4% пассажиров Авиакомпании являются участниками Программы. В 2004 году общее количество участников увеличилось на 42% по сравнению с 2003 годом и составило 38 760 человек.

С целью улучшений программы СТАТУС «ЮТэйр» совместно с компанией «Lufthansa Consulting» в 2004 году был реализован совместный проект по разработке стратегии развития программы и проведены первые мероприятия этой стратегии.

Стабильный рост количества участников Программы СТАТУС


50000
40000
30000
20000
10000
0
3 590
27 263
38 760
2002
2003
2004





Парк самолетов

Одним из ключевых условий реализации Авиакомпанией «ЮТэйр» стратегических задач увеличения доли на рынке авиаперевозок и повышения рентабельности авиатранспортного бизнес-направления является обновление парка воздушных судов.

В августе 2004 года по итогам открытого тендера Авиакомпанией было принято решение о приобретении турбовинтовых ближнемагистральных самолетов ATR-42 производства компании ATR, которые должны заменить самолеты АН-24 и ЯК-40 на внутренних региональных линиях.

В конце 2004 года Авиакомпанией «ЮТэйр» был создан стратегический альянс с авиакомпанией «Комиинтеравиа», что позволило значительно расширить маршрутную сеть и пополнить парк воздушных судов Авиакомпании самолетами Ту-134.





Состав парка эксплуатируемых самолетов Авиакомпании «ЮТэйр»

Тип воздушного судна	Общее количество на 01.01.2005 г.	Изменение общего количества по сравнению с 2003 годом
Gulfstream	1	—
Ту-154 М	9	+1
Ту-154 Б	3	+1
Ту-134	20	+4
Ан-24	12	+1
Ан-26	1	-1
Як-40	17	-5
Ан-2	44	-3
Всего:	**107 ***	**+1**

** из них 26 самолетов эксплуатируются Авиакомпанией по договорам лизинга, заключенных с ООО «ЮТэйр-Лизинг»*

ГОДОВОЙ ОТЧЁТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР» за 2004 год

Итоги деятельности в 2004 году

Ремонт и техническое обслуживание авиационной техн



UTair
АЭРОПОРТ СУРГУТ
ТС-1
229

UTair

АВИАКОМПАНИЯ



UTair
МИ-8

РЕМОНТ И ТЕХНИЧЕСКОЕ ОБСЛУЖИВАНИЕ АВИАЦИОННОЙ ТЕХНИКИ


RA-65960







Направление ремонта и технического обслуживания авиационной техники является самостоятельным бизнесом Авиакомпании, основными задачами которого являются обеспечение устойчивой, бесперебойной, безопасной и соответствующей мировым стандартам работы воздушных судов Авиакомпании, а также оказание аналогичных услуг сторонним авиаперевозчикам.

В целях оптимизации и повышения эффективности работы этого бизнес-направления Авиакомпания в 2004 году завершила создание предприятия ООО «ЮТэйр-Техник». В состав предприятия планируется ввести тюменский авиационно-технический комплекс самолетов, линейную станцию в аэропорту «Сургут», линейную станцию в аэропорту «Внуково». Проведение этих мероприятий позволит существенно увеличить объем услуг по техническому обслуживанию и ремонту, выполненных как для самой Авиакомпании, так и для других авиаперевозчиков.

Кроме того, в структуру ремонтного бизнеса Авиакомпании входит авиаремонтный завод ОАО «Завод №26», находящийся в Тюмени. Завод специализируется на ремонте воздушных судов типа Ми-8, Ми-8 МТ, Ми-8 МТВ-1, Ми-2, Ан-2, а также комплектующих изделий авиационной техники. В настоящее время ОАО «Завод №26» является ведущим авиаремонтным предприятием в регионе Западной Сибири и Урала, осуществляющим 90% авиаремонтных работ в Тюменской области. Средняя производительность завода составляет до 15-18 ремонтов вертолетов Ми-8 в месяц. Предприятие производит ремонтно-восстановительные работы, как в условиях завода, так и на базе заказчика.

Новое предприятие ООО «ЮТэйр-Техник», авиаремонтный завод ОАО «Завод №26», а также центр технического обслуживания ОАО «Комиинтеравиа», совместно с которым в 2004 году Авиакомпанией был создан стратегический альянс, составят единую систему организации поддержания летной годности воздушных судов.

В настоящее время совместно с Lufthansa Consulting осуществляется комплекс мероприятий по признанию производственных процессов Авиакомпании в области технического обслуживания воздушных судов, удовлетворяющими требованиям европейского стандарта EASA -145.

Выручка ремонтного бизнес-направления в 2004 году достигла 64,2 млн. руб.



ГОДОВОЙ ОТЧЁТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР» за 2004 год

Итоги деятельности в 2004 году

Аэропортовая деятельность




UTair
АВИАКОМПАНИЯ



ИТОГИ ДЕЯТЕЛЬНОСТИ В 2004 ГОДУ

АЭРОПОРТОВАЯ ДЕЯТЕЛЬНОСТЬ

Основной задачей аэропортового бизнес-направления Авиакомпании «ЮТэйр» является наземное обслуживание пассажиров, грузов и авиационной техники.

Ведение собственного аэропортового бизнеса позволяет Авиакомпании не только повысить конкурентоспособность авиатранспортного и вертолетного бизнес-направлений за счет преимуществ базирования воздушных средств, их технического обслуживания и летного персонала в собственных аэропортах, но обеспечивать стабильный доход от оказания аэропортовых услуг сторонним компаниям.

Авиакомпания управляет 5 следующими аэропортами
(являются филиалами Авиакомпании):
– 1 аэропорт федерального значения в городе Ноябрьске;
– 4 аэропорта регионального значения в поселках Березово, Игрим (Ханты-Мансийский автономный округ), Мыс Каменный, Тазовский (Ямало-Ненецкий автономный округ).

Производственные показатели аэропортовой деятельности Авиакомпании «ЮТэйр»

Отправлено из аэропортов	2002	2003	2004	2005 (план)
Пассажиров, чел.	192 587	196 680	190 980	193 007
Почты, тонн	90,4	96,5	96,3	96,4
Грузов, тонн	1500,9	1590,1	1463,1	1480.7

Ежегодное осуществление инвестиций в развитие наземной базы и инфраструктуры аэропортов позволило Авиакомпании сертифицировать и поддерживать высокий уровень современных стандартов аэропортовой деятельности всех своих филиалов. В период 2001-2003 годов на развитие собственной наземной базы Авиакомпанией было направлено 438 млн. руб. За эти годы произведены работы по удлинению взлётно-посадочных полос, построены здания служб авиационной безопасности и гаражей для спецавтотранспорта, отремонтированы здания аэровокзалов, выполнены ремонты ангарных комплексов для технического обслуживания воздушных судов, отремонтированы и заменены светосигнальные системы.


Международный прилет
International Arrivals

В 2004 году осуществлялись инвестиции в развитие аэропортового бизнеса Авиакомпании на сумму 268,2 млн.руб., в т.ч. инвестиции в строительство – 45,6 млн. руб., в ремонт зданий и сооружений – 196,5 млн. руб., на приобретение транспорта – 26,1 млн. руб.

На 2005 год запланированный объем инвестиций составляет 245,6 млн. руб., в т.ч. инвестиции в строительство – 84,8 млн. руб., в ремонт зданий и сооружений– 139,3 млн. руб., на приобретение транспорта – 21,5 млн. руб.




16.05.2005
18:57
ПРИЛЕТЫ
ТП 436 КРАСНОДАР 18 40 ПРИБЫЛ В 18-27
ТП 146 ХАНТЫ-МАНСИЙСК 19 45
ТП 156 НОВОСИБИРСК 21 25
САРАТОВ 21 50 ВЫЛЕТЕЛ ПО РАСПИСАНИЮ
МОСКВА(ВНУКОВО) 22 55
7К 347 МОСКВА
ТП 247 МОСКВА(ВНУКОВО) 00:30
ТП 257 02 25



ГОДОВОЙ ОТЧЁТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР» за 2004 год

Управление рисками



UTair
ЮТЭйр
МИ-26Т
RA-06082


UTair
АВИАКОМПАНИЯ

Бизнес Авиакомпании связан с воздействием различных факторов риска, определяемых отраслевой спецификой, развитием экономики в целом, особенностями осуществления Авиакомпанией своей деятельности.

С целью минимизации влияния этих рисков Авиакомпания постоянно осуществляет их мониторинг и оценку воздействия на результаты деятельности, реализует мероприятия по управлению этими рисками.

Страновые и региональные риски:

Деятельность Авиакомпании преимущественно осуществляется на территории Российской Федерации.

В целом в стране наблюдается последовательное улучшение экономического положения, стабильная политическая ситуация и соответствующее сокращение общестрановых рисков, подтверждением чему является присвоение России инвестиционного рейтинга ведущими мировыми рейтинговыми агентствами.

Отрицательных изменений общеэкономической и политической ситуации в России, которые могут негативно повлиять на устойчивость положения Авиакомпании, в ближайшее время не прогнозируется.

Тем не менее, для снижения влияния этого фактора риска Авиакомпания осуществляет географическую диверсификацию оказываемых услуг и развитие международной деятельности.

Риски, определяемые спецификой отрасли гражданской авиации:

Деятельность Авиакомпании связана с **риском ужесточения требований к обеспечению безопасности полетов и поддержанию летной годности воздушных судов** со стороны государств, где работает Авиакомпания.

В России действия регулирующих органов в последние годы направлены на повышение требований к авиаперевозчикам и к техническому состоянию эксплуатируемых ими воздушных судов. Для снижения влияния этого фактора в Авиакомпании существует и постоянно совершенствуется бизнес-направление ремонта и технического обслуживания авиационной техники. Деятельность ремонтных заводов и авиационно-технических баз Авиакомпании сертифицирована и осуществляется в соответствии с принятыми в России и мире стандартами в области технического обслуживания авиационной техники.

Внутренние и международные перевозки, 2004 год


доля в перевезенных пассажирах
25%
20%
15%
10%
5%
0%
20,6%
11,7%
8,4%
6,0%
4,6%
3,1%
Аэрофлот – Российские авиалинии
Сибирь
Пулково
Красноярские авиалинии
ЮТэйр
Уральские авиалинии

Внутренние пассажирские перевозки, 2004 год


доля в перевезенных пассажирах
16%
12%
8%
4%
0%
14,3%
11,5%
8,0%
7,6%
5,4%
3,2%
Сибирь
Аэрофлот – Российские авиалинии
Пулково
ЮТэйр
Красноярские авиалинии
Уральские авиалинии

Большинство прогнозов дальнейшего развития российского рынка авиаперевозок (исследования Государственного научно-исследовательского института гражданской авиации – ГосНИИГА, концерна Airbus) определяют темп роста рынка на уровне 3-7% ежегодно в течение 2004-2010 годов.

Помимо стабильного роста российской экономики и благосостояния населения, существенное влияние на дальнейшее развитие российского рынка авиаперевозок должны оказывать два важных фактора.

Во-первых, рост мировых цен на энергоресурсы, ведущий к снижению топливной эффективности использования авиакомпаниями воздушных судов и, следовательно, к снижению рентабельности авиатранспортного бизнеса.

Во-вторых, повышение требований со стороны государства к безопасности и качеству обслуживания в гражданской авиации, что проявляется в разработке и внедрении новых требований по сертификации и лицензированию авиаперевозчиков. Этот фактор будет способствовать консолидации авиабизнеса – объединению и укрупнению авиаперевозчиков.

В этих условиях Авиакомпания «ЮТэйр» в качестве стратегических задач авиатранспортного бизнес-направления определяет следующие:



- закрепление на рынке внутренних пассажирских авиаперевозок на уровне не ниже третьего места среди национальных авиакомпаний с долей рынка не ниже 10%;
- достижение 10%-го уровня рентабельности авиатранспортного бизнес-направления.

Для достижения поставленных задач Авиакомпания последовательно реализует стратегию оптимизации маршрутной сети, обновления парка воздушных судов, освоения новых рынков на внутренних и международных линиях.

ИТОГИ ДЕЯТЕЛЬНОСТИ В 2004 ГОДУ

ПАССАЖИРСКИЕ ПЕРЕВОЗКИ (АВИАТРАНСПОРТНАЯ ДЕЯТЕЛЬНОСТЬ)

Итоги деятельности в 2004 году

	2003	2004	изм. в % к 2003
Перевезено пассажиров, чел.	**1 288 219**	**1 465 814**	**14,0**
внутренние перевозки	1 232 980	1 288 407	4,5
международные перевозки	55 239	177 407	221,2
Выполненный пассажирооборот, тыс. пкм.	**2 160 726**	**2 468 275**	**14,2**
внутренние перевозки	2 006 134	2 039 080	1,6
международные перевозки	154 592	429 195	177,6
Предельный пассажирооборот, тыс. пкм.	**3 267 202,5**	**3 523 052,4**	**7,8**
внутренние перевозки	3 020 327,8	2 978 007	-1,4
международные перевозки	246 874,7	545 045,4	120,8
Занятость пассажирских кресел, %	**66,1**	**70,1**	**6,1**
внутренние перевозки	66,4	68,5	3,2
международные перевозки	62,6	78,7	24,8
Регулярность полетов	**90**	**89**	**-1,0**
внутренние перевозки	91	89	-2,0
международные перевозки	78	83	5,0
Транспортный налет, час.	**65 558**	**76 934**	**17,4**
внутренние перевозки	62 676	71 116	13,5
международные перевозки	2 882	5 818	101,9
Перевезено грузов и почты, тонн	**8 259**	**7 619**	[redacted]
внутренние перевозки	8 168	7 525	-7,9
международные перевозки	91	94	3,0
Выполненный тонно-километраж, тыс. тк[redacted]	[redacted]	[redacted]	**12,6**
внутренние перевозки	195 418	197 036	0,8
международные перевозки	14 159	38 891	174,7
Предельный тонно-[redacted]	**356 05**[redacted]	**402 578**	**13,1**
внутренние перевозки	329 600	342 290	3,9
международные перевозки	26 451	60 288	127,9
[redacted]**ческая за**[redacted]	**58,9**	**58,6**	**-0,5**
внутренние перевозки	59,3	57,6	-2,9
международные перевозки	53,5	64,5	20,6

Для сокращения влияния риска ужесточения этих требований на зарубежных рынках Авиакомпания реализует план по созданию международной сети предприятий, осуществляющих ремонт и техническое обслуживание воздушных судов в тех странах, где ею выполняется большой объем вертолетных работ. Деятельность этих предприятий сертифицируется и осуществляется в соответствии с правилами стран, где они создаются.

Существенное влияние на деятельность Авиакомпании оказывает **риск изменения цен на авиаГСМ**, повышение которых приводит к снижению топливной эффективности использования воздушных судов. С целью сокращения влияния этого риска Авиакомпания производит обновление парка воздушных судов путем приобретения более экономичных самолетов и вертолетов.

Снижение влияния **риска усиления конкуренции на рынке авиаперевозок и вертолетных операций** Авиакомпанией осуществляется путем обновления парка воздушных судов, расширения и оптимизации маршрутной сети, развития собственных баз технического обслуживания и ремонта авиационной техники. Это в совокупности позволяет повысить эффективность деятельности Авиакомпании. Кроме того, Авиакомпания разрабатывает и предлагает своим клиентам новые продукты и услуги, постоянно повышая их качество.

Финансовые риски:

Авиационная отрасль традиционно испытывает нехватку оборотных средств. Развитие Авиакомпании осуществляется за счет заемных средств по банковским кредитам и вексельным программам. В связи с этим существует **риск изменения процентных ставок**. Неблагоприятные изменения на отечественном рынке ссудного капитала, в частности, повышение процентных ставок, могут привести к увеличению расходов по обслуживанию долга и соответственно к снижению рентабельности деятельности Авиакомпании. В качестве меры, призванной снизить данный риск, Авиакомпания стремится повышать долю долгосрочных заимствований в структуре заемных средств, а также использовать кредитные инструменты с фиксированной процентной ставкой.

В некоторой степени деятельность Авиакомпании подвержена **валютному риску**. Доходы от международной деятельности поступают в иностранной валюте, и укрепление курса рубля может привести к снижению рентабельности этого вида деятельности. Ежемесячный порядок поступления выручки по контрактам в валюте, а также наличие в структуре расходов некоторой доли платежей в валюте (в среднем порядка 10% общей выручки за год) делают значение этого риска для Авиакомпании относительно небольшим.

ГОДОВОЙ ОТЧЁТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР» за 2004 год

Персонал и социальная ответственность



АВИАКОМПАНИЯ





Ключевую роль в достижении Авиакомпанией стратегических целей и задач играет ее персонал. Поэтому кадровая политика Авиакомпании направлена на привлечение высокопрофессиональных специалистов, обеспечение им конкурентоспособного уровня оплаты, создание благоприятных условия труда, предоставление возможностей для профессионального развития и роста и социальное обеспечение.

В 2004 году в Авиакомпании работало более 5 000 высококвалифицированных специалистов. В структуре персонала выделяется 5 основных категорий:



- летный состав (без специалистов кабинного экипажа);
- инженерно-технический состав;
- кабинный состав (бортпроводники и бортоператоры);
- наземный персонал обеспечивающих служб;
- административно-управленческий персонал (до начальников отделов).

В 2004 году средний возраст работников Авиакомпании составил 39 лет.



Возрастная структура летного состава Авиакомпании "ЮТэйр" (по основным воздушным судам: Ми-26, Ми-10, Ми-8, Ан-24, Як-40, Ту-154, Ту-134)


80%
60%
40%
20%
0%
11%
70%
15%
4%
от 25 до 30 лет
от 31 до 50 лет
от 51 до 55 лет
старше 55 лет



Развитие персонала

Важным направлением кадровой политики Авиакомпании является развитие персонала через предоставление своим сотрудникам возможностей для получения профессиональных знаний и навыков.



Авиакомпания регулярно осуществляет обучение и переподготовку кадров. С этой целью заключаются соглашения о сотрудничестве с учебными заведениями различного уровня, разрабатываются программы внутрикорпоративного университета, осуществляется подготовка специалистов к аттестации и оформлению дополнительных допусков и пр.

Авиакомпания уделяет значительное внимание вопросам профессионального обучения и повышения квалификации авиационного персонала. Авиакомпанией создан Центр подготовки персонала, являющийся одним из крупнейших авиационных учебных центров в России. Основными направлениями работы Центра являются следующие:



- переподготовка и повышение квалификации летного и инженерно-технического персонала по следующим типам воздушных судов: Ту-154, Ту-134, Ил-76, Ан 12, Ан-24, Ан 2, Як-40, Ми-26, Ми-10К, Ми-8, Ми-8МТВ, Ми-2;

- подготовка экипажей к выполнению международных полетов на воздушных судах российского производства;

- первичная подготовка и повышение квалификации бортпроводников, бортоператоров, специалистов служб перевозок, службы авиационной безопасности аэропортов и других специалистов.



Более 70 специалистов Центра проводят занятия в 39 учебных классах и на тренажерах самолетов типа Ил-76, Ту-154, Ту-134, Ан-26, Як-40, Ан 2 и вертолетов типа Ми-8.

Программа подготовки дает возможность оперативно проводить практические занятия, как с работающими экипажами, так и с новым персоналом. Специалисты Центра имеют опыт работы с иностранными слушателями, обучая в нем пилотов и инженеров вертолетов Ми-8 и Ми-8МТВ из Колумбии, ЮАР, Югославии.

В 2004 году центром было проведено обучение 335 различных групп. В 2004 году прошли обучение 3872 человека из числа летного и инженерно-технического персонала Авиакомпании, тренажерную подготовку – 1533 экипажей воздушных судов.

Общий объем инвестиций Авиакомпании, направленных на развитие персонала, в 2004 году увеличился на 22,5% по сравнению с 2003 годом и составил 23,9 млн. руб.

Социальная политика



В основе социальной политики Авиакомпании лежат принципы представления всем работникам равных возможностей получения вознаграждения, карьерного продвижения, благоприятных условий труда, а также повышения производительности труда и качества выполнения работ.

Продвижение сотрудников осуществляется на основе результатов периодической оценки персонала, соотнесения необходимости карьерного продвижения сотрудника с его личным вкладом в развитие Авиакомпании и результатами его обучения и повышения квалификации. С целью наиболее эффективного использования перспективных руководителей и специалистов в Авиакомпании создается единый кадровый резерв руководителей.

В направлении улучшения **условий труда** работников Авиакомпания осуществила ряд мероприятий по ремонту административных, производственных, инфраструктурных зданий и помещений на общую сумму 89,7 млн. руб.

Общий фонд **оплаты труда** сотрудников Авиакомпании в 2004 году составил более 1 млрд. руб. При этом средний уровень заработной платы в Авиакомпании в 2004 году составил 16 318 руб.

Стабильный рост средней заработной платы в Авиакомпании "ЮТэйр"


руб.
16000
12000
8000
4000
7 219
11 262
14 566
16000
16318
2000
2001
2002
2003
2004

Стабильный рост производительности труда в Авиакомпании "ЮТэйр"


тыс. руб. на чел.
1800
1500
1200
900
600
300
644
1 081
1 172
1 291
1 658
2003
2004

Дальнейшее совершенствование системы оплаты труда Авиакомпания планирует осуществлять в направлении увязывания этой системы с результатами выполнения стратегических целей и задач Авиакомпании и оценки вклада каждого подразделения и отдельного сотрудника в достижение этих целей и задач.

Кроме того, Авиакомпания обеспечивает своих сотрудников комплексом социальных гарантий, среди которых выделяются следующие:


UTair
ДОСКА ПОЧЕТА

- бесплатные путевки на лечение;
- бесплатный проезд до места лечения;
- финансирование культурно-массовой и физкультурной работы;
- ежемесячные дополнительные выплаты неработающим пенсионерам Авиакомпании;
- бесплатные путевки на отдых;
- вознаграждения сотрудникам на памятные даты;
- льготный проезд на рейсах Авиакомпании;
- и пр.

В 2004 году Авиакомпанией было направлено 6,4 млн. руб. на выплату **социальных гарантий**, предоставляемых работникам, членам их семей и бывшим работникам Авиакомпании.

В рамках осуществления благотворительной деятельности, в 2004 году Авиакомпания продолжила проведение ежегодной (с 2000 года) акции «Ветеран», позволяющей каждому ветерану Великой Отечественной войны совершить бесплатный перелет в любом направлении на рейсах Авиакомпании.

Экология



Авиакомпания стремится обеспечивать экологическую безопасность своей деятельности за счет строгого соблюдения требований природоохранного законодательства и стандартов в области охраны природы и улучшения использования природных ресурсов Российской Федерации.

Комплексное управление и мероприятия по охране окружающей среды осуществляются в Авиакомпании под руководством инженера по охране окружающей среды. Основными мероприятиями в этой области являются регулярное осуществление контроля и регулировка состояния авиационной техники на соответствие существующим нормативам и обновление экологической документации Авиакомпании.

В 2004 году МП «Сургутский центр Природа» регулярно осуществлялся замер фоновых концентраций загрязняющих веществ в работе авиационной техники Авиакомпании и согласовывался с Центром санитарно-эпидемиологического надзора г. Сургута. В направлении обновления нормативной документации Авиакомпанией разработан экологический паспорт природопользователя, паспорта опасных отходов, подготавливались документы для получения лицензии на деятельность по обращению с опасными отходами.

ГОДОВОЙ ОТЧЁТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА АВИАКОМПАНИЯ «ЮТЭЙР» за 2004 год

Корпоративное управление

Наблюдательный совет

Правление

Контроль

Акционеры и инвесторы

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АВИАКОМПАНИЯ



НАБЛЮДАТЕЛЬНЫЙ СОВЕТ

Важным фактором повышения эффективности и инвестиционной привлекательности Авиакомпании «ЮТэйр» является создание и совершенствование системы корпоративного управления. Эта система направлена на сохранение надежных и доверительных отношений между акционерами, исполнительным руководством Авиакомпании, потенциальными инвесторами и другими заинтересованными в успешной деятельности Авиакомпании сторонами.

Особая важность совершенствования корпоративного управления для Авиакомпании обусловлена спецификой реализуемых ею стратегических целей и задач. Укрепление занимаемого Авиакомпанией положения в числе лидеров среди глобальных вертолетных операторов, интеграция в мировое вертолетное сообщество и закрепление на рынке внутренних пассажирских авиаперевозок на уровне не ниже третьего места среди национальных авиакомпаний невозможно без соблюдения мировых стандартов, как в области безопасности и качества авиации, так и в области корпоративного управления.

В своей деятельности Авиакомпания руководствуется нормами законодательства в области корпоративного управления и следует базовым рекомендациям российского Кодекса корпоративного поведения, рекомендованного ФКЦБ России. Авиакомпания стремится также учитывать рекомендации передовой практики корпоративного управления и требования инвесторов.

В 2005 году Авиакомпания планирует разработать и утвердить свой кодекс корпоративного поведения, объединяющий все стандарты корпоративного управления, к соблюдению которых стремится Авиакомпания.

Подтверждением высокого качества корпоративного управления в Авиакомпании «ЮТэйр» является присвоение ей Национального рейтинга корпоративного управления консорциумом «РИД – Эксперт РА». В настоящее время, в соответствии со шкалой Национального рейтинга корпоративного управления, Авиакомпания относится к классу В++, в который входят компании с позитивным уровнем корпоративного управления, не нарушающие требования российского законодательства в области корпоративного управления и выполняющие базовые положения Кодекса корпоративного поведения.

Совершенствование корпоративного управления в Авиакомпании «ЮТэйр»

в 2004 году:	план на 2005 год:
создан комитет Наблюдательного совета по аудиту;	разработка и принятие Кодекса корпоративного поведения Авиакомпании;
Наблюдательным советом утверждено Положение о комитете по аудиту;	внесение изменений в Устав и внутренние документы изменений с целью обеспечения соответствия практики корпоративного управления Авиакомпании требованиям листинга российских бирж;
в состав Наблюдательного совета включены независимые директора;	создание комитета Наблюдательного совета по кадрам и вознаграждениям;
Авиакомпании присвоен Национальный рейтинг корпоративного управления «РИД – Эксперт РА».	разработка и утверждение Положения о комитете по кадрам и вознаграждениям.

Состав Наблюдательного совета

На внеочередном общем собрании акционеров, состоявшемся 15 сентября 2004 года, Наблюдательный совет Авиакомпании «ЮТэйр» был избран в следующем составе:

Новицкий Вячеслав Федорович, 1955 г.р. Председатель Наблюдательного совета, независимый директор
первый заместитель Председателя Правительства Ханты-Мансийского автономного округа
Образование: высшее
Профессиональный опыт (за последние 5 лет):
1999-2002 гг. – Первый заместитель мэра г. Сургута;
2002 г. – по настоящее время – Первый заместитель Председателя Правительства Ханты-Мансийского автономного округа.
Впервые был избран в Наблюдательный совет Авиакомпании «ЮТэйр» в 2002 году.

Бурцев Геннадий Алексеевич, 1951 г.р. заместитель генерального директора по имуществу ОАО «Сургутнефтегаз»
Образование: высшее
Профессиональный опыт (за последние 5 лет):
1999-2002 гг. – заместитель генерального директора ОАО «Сургутнефтегаз»;
2002 г. – по настоящее время – заместитель генерального директора по имуществу ОАО «Сургутнефтегаз».
Впервые был избран в Наблюдательный совет в 2004 году.

Мартиросов Андрей Зарменович, 1968 г.р. генеральный директор ОАО «Авиакомпания «ЮТэйр»
Образование: высшее
Профессиональный опыт (за последние 5 лет):
1999 г. – по настоящее время – генеральный директор ОАО «Авиакомпания «ЮТэйр»
2004 г. – по настоящее время – председатель Правления российской Ассоциации эксплуатантов воздушного транспорта (АЭВТ).
Впервые был избран в Наблюдательный совет в 1995 году

Нестеров Владислав Степанович, 1948 г.р. независимый директор, заместитель мэра г. Сургута
Образование: высшее
Профессиональный опыт (за последние 5 лет):
1999-2002 гг. – заместитель мэра г. Сургута – председатель комитета по управлению муниципальным имуществом
2002 г. – по настоящее время – заместитель мэра г. Сургута.
Впервые был избран в Наблюдательный совет в 2000 году.

Поспелова Наталья Евгеньевна, 1959 г.р. заместитель Председателя Правления по правовым вопросам ЗАО «Сургутнефтегазбанк»
Образование: высшее
Профессиональный опыт (за последние 5 лет):
заместитель Председателя Правления по правовым вопросам ЗАО «Сургутнефтегазбанк».
Впервые была избрана в Наблюдательный совет в 2004 году.

Савин Сергей Анатольевич, 1966 г.р. заместитель генерального директора,
начальник управления технологического транспорта, спецтехники и автомобильных дорог ОАО «Сургутнефтегаз»
Образование: высшее
Профессиональный опыт (за последние 5 лет):
1999-2001 гг. – главный инженер треста «СНДСР» ОАО «Сургутнефтегаз»;
2001–2004 гг. – директор БПТОиКО ОАО «Сургутнефтегаз»;
2004 г. – по настоящее время – заместитель генерального директора, начальник управления технологического транспорта, спецтехники и автомобильных дорог ОАО «Сургутнефтегаз».
Впервые был избран в Наблюдательный совет в 2004 году.

Урюпин Вячеслав Алексеевич, 1959 г.р. генеральный директор ООО «Страховое общество «Сургутнефтегаз»
Образование: высшее
Профессиональный опыт (за последние 5 лет):
1999 г. – по настоящее время – генеральный директор ООО «Страховое общество «Сургутнефтегаз».
Впервые был избран в Наблюдательный совет в 2004 году.

НАБЛЮДАТЕЛЬНЫЙ СОВЕТ

Все члены Наблюдательного совета:

– не имеют родственных связей с лицами, входящими в состав органов управления и органов контроля за финансово-хозяйственной деятельностью Авиакомпании;

– не имеют долей в дочерних и зависимых обществах Авиакомпании;

– не имеют опционов Авиакомпании и ее дочерних и зависимых обществ, предоставляемых на акции Авиакомпании.

Доли членов Наблюдательного совета в уставном капитале Авиакомпании составляют:
– Мартиросов А.З. – 0,044 %.

Состав Наблюдательного совета ОАО «Авиакомпания «ЮТэйр», избранный на годовом общем собрании акционеров 25 июня 2004 года и действовавший до 15 сентября 2004 года - момента проведения внеочередного общего собрания:

1. Мартиросов Андрей Зарменович,
генеральный директор ОАО «Авиакомпания «ЮТэйр»;

2. Новицкий Вячеслав Федорович,
первый заместитель Председателя Правительства Ханты-Мансийского автономного округа;

3. Журавлев Владимир Венедиктович,
директор Департамента транспорта, связи Ханты-Мансийского автономного округа;

4. Азнауров Артур Эдуардович,
директор Департамента имущественных и земельных отношений администрации г. Сургута;

5. Нестеров Владислав Степанович,
заместитель мэра г. Сургута;

6. Павличенко Виктор Игоревич,
заместитель генерального директора, директор Тюменского авиационного предприятия – филиала ОАО «Авиакомпания «ЮТэйр»;

7. Потоцкий Андрей Васильевич,
заместитель генерального директора по стратегическому развитию ОАО «Авиакомпания «ЮТэйр.

Компетенция Наблюдательного совета

Ключевая роль Наблюдательного совета Авиакомпании «ЮТэйр» заключается в определении стратегических направлений деятельности Авиакомпании и осуществлении контроля и оценки эффективности работы менеджмента.

В 2004 году Наблюдательным советом Авиакомпании было проведено 13 заседаний, 10 их которых – в очной форме. Часть заседаний была посвящена рассмотрению и утверждению результатов выполнения исполнительным руководством Авиакомпании бизнес-плана по основным направлениям деятельности. Также на этих заседаниях Наблюдательным советом рассматривались результаты деятельности Авиакомпании по итогам каждого квартала и принимались решения об утверждении ежеквартальной отчетности.

Важным решением Наблюдательного совета в 2004 году стало одобрение сделки по размещению облигационного займа Авиакомпании на сумму 1 млрд. руб. с целью рефинансирование кредитов и займов, привлеченных для реализации программы планомерного обновления парка воздушных судов.

В рамках совершенствования практики корпоративного управления Авиакомпании и повышения эффективности работы Наблюдательного совета решением последнего был сформирован комитет по аудиту и утверждено Положение о комитете по аудиту (см. раздел Контроль). Также в этом направлении Наблюдательным советом рассматривался вопрос о создании в 2005 году комитета по кадрам и вознаграждениям.

В 2004 году начаты мероприятия по обеспечению соответствия Авиакомпании требованиям, соблюдение которых необходимо для прохождения листинга на российских биржах.

С целью обеспечения повышения качества и удобства обслуживания акционеров, а также более полного соблюдения прав акционеров Наблюдательным советом было принято решение о передаче ведения реестра акционеров новому, независимому реестродержателю ЗАО «Сургутинвестнефть». Кроме того, на основе рекомендаций комитета по аудиту Наблюдательным советом была предложена для утверждения годовым общим собранием акционеров кандидатура независимого аудитора для подтверждения достоверности финансовой отчетности Авиакомпании.

Также Наблюдательным советом в 2004 году принимались решения по другим вопросам, относящимся к его компетенции. В частности, был предварительно утвержден годовой отчет Авиакомпании по итогам 2003 года, определен размер выплаты вознаграждения членам Наблюдательного совета, Правления и Генеральному директору по итогам 2003 года, согласовано совмещение Генеральным директором и членами Правления должностей в органах управления других юридических лиц, одобрены сделки, стоимость которых составляет от 15 до 25 % балансовой стоимости активов Авиакомпании, и пр.

Вознаграждения членов Наблюдательного совета

Вознаграждение членам Наблюдательного совета за выполнение ими своих обязанностей выплачивается из средств фонда материального вознаграждения членов Наблюдательного совета, размер которого определяется решением общего собрания акционеров.

Размер вознаграждения, выплачиваемого каждому члену Наблюдательного совета, зависит от его активности и степени участия в работе Наблюдательного совета и определяется решением Наблюдательного совета. При этом член Наблюдательного совета, по определению размера вознаграждения которого выносится решение, в голосовании не участвует. Членам Наблюдательного совета, не принимавшим участие в его работе, вознаграждение не выплачивается.

Общий объем вознаграждения, выплаченного членам Наблюдательного совета по итогам работы в 2004 году, составил 80 080,00 руб.

ПРАВЛЕНИЕ

Управление текущей деятельностью Авиакомпании «ЮТэйр» осуществляется единой командой профессиональных руководителей, имеющих четкое видение будущего Авиакомпании и направлений для реализации ее стратегических целей, и обладающих опытом, знанием и энергией, необходимыми для развития Авиакомпании.

Команда руководителей Авиакомпании возглавляется генеральным директором, а ключевые ее участники входят в состав Правления – коллегиального исполнительного органа управления Авиакомпании.

Генеральный директор избирается общим собрание акционеров Авиакомпании. Члены Правления назначаются на должность Наблюдательным советом Авиакомпании по представлению генерального директора.

Состав Правления



**Мартиросов Андрей Зарменович,
1968 г.р.**

Председатель Правления, генеральный директор ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Киевский Государственный университет

Профессиональный опыт (за последние 5 лет):

1999 г. – по настоящее время – генеральный директор ОАО «Авиакомпания «ЮТэйр»;

2001 г. – член Президиума Российско-Американского совета делового сотрудничества;

2004 г. – по настоящее время – председатель Правления российской Ассоциации эксплуатантов воздушного транспорта (АЭВТ).

Впервые был назначен в состав Правления в 1993 году.

ПРАВЛЕНИЕ



Бачурин Виктор Григорьевич, 1948 г.р.
Заместитель генерального директора
по внешнеэкономической деятельности
ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Рижский институт инженеров гражданской авиации,
Академия гражданской авиации.

Профессиональный опыт (за последние 5 лет):

2000 г. – по настоящее время – заместитель генерального директора
по внешнеэкономической деятельности ОАО «Авиакомпания «ЮТэйр».

Впервые был назначен в состав Правления в 1993 году.



Бекмуханбетов Мейрамхан Джумабаевич, 1952 г.р.
Заместитель генерального директора,
технический директор ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Рижский институт инженеров гражданской авиации.

Профессиональный опыт (за последние 5 лет):

1999 г. – по настоящее время – заместитель генерального директора,
технический директор ОАО «Авиакомпания «ЮТэйр».

Впервые был назначен в состав Правления в 1994 году.



Демкин Владимир Васильевич, 1952 г.р.
Заместитель генерального директора,
летный директор ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Бугурусланское летное училище,
Академия гражданской авиации.

Профессиональный опыт (за последние 5 лет):

1999 г. – по настоящее время – заместитель генерального директора,
летный директор ОАО «Авиакомпания «ЮТэйр»;

1999 г. – по настоящее время – директор НП «Центр подготовки персонала».

Впервые был назначен в состав Правления в 1996 году.



Зайцев Виктор Григорьевич, 1953 г.р.
Заместитель генерального директора по инспектированию,
руководитель службы качества ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Сасовское летное училище,
Московский институт инженеров гражданской авиации.

Профессиональный опыт (за последние 5 лет):

2000 г. – по настоящее время – заместитель генерального директора
по инспектированию, руководитель службы качества ОАО «Авиакомпания «ЮТэйр».

Впервые был назначен в состав Правления в 2000 году.



Ильменский Андрей Олегович, 1973 г.р.
Заместитель генерального директора по управлению имуществом и административной работе ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Уральская академия государственной службы.

Профессиональный опыт (за последние 5 лет):

1999 г. – 2002 г. – начальник юридического отдела ОАО «Авиакомпания «ЮТэйр»;

2002 г. – по настоящее время – заместитель генерального директора по управлению имуществом и административной работе ОАО «Авиакомпания «ЮТэйр».

Впервые был назначен в состав Правления в 2003 году.



Кравченко Владислав Александрович, 1948 г.р.
Заместитель генерального директора, коммерческий директор ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Краснокутское летное училище гражданской авиации, Тюменский государственный университет.

Профессиональный опыт (за последние 5 лет):

1999 г. – по настоящее время – заместитель генерального директора, коммерческий директор ОАО «Авиакомпания «ЮТэйр».

Впервые был назначен в состав Правления в 1993 году.



Лебединский Василий Степанович, 1946 г.р.
Первый заместитель генерального директора ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Кременчугское летное училище гражданской авиации, Академия гражданской авиации.

Профессиональный опыт (за последние 5 лет):

1997-2000 г. - Директор Салехардского филиала ОАО «Авиакомпания «ЮТэйр»

2000 г. – по настоящее время – Первый заместитель генерального директора ОАО «Авиакомпания «ЮТэйр».

Впервые был назначен в состав Правления в 1993 году.



Петров Игорь Валерьевич , 1972 г.р.
Заместитель генерального директора, финансовый директор ОАО «Авиакомпания «ЮТэйр»

Образование:

высшее: Томский политехнический университет, Московский государственный открытый университет.

Профессиональный опыт (за последние 5 лет):

2000 г. – 2001 г. – заместитель финансового директора ОАО «Авиакомпания «ЮТэйр;

2001 г. – по настоящее время – заместитель генерального директора, финансовый директор ОАО «Авиакомпания «ЮТэйр».

Впервые был назначен в состав Правления в 2002 году.

ПРАВЛЕНИЕ

Все члены Правления:

– не имеют родственных связей с лицами, входящими в состав органов управления и органов контроля за финансово-хозяйственной деятельностью Авиакомпании;

– не имеют долей в дочерних и зависимых обществах Авиакомпании;

– не имеют опционов Авиакомпании и ее дочерних и зависимых обществ, предоставляемых на акции Авиакомпании.

Доли членов Правления в уставном капитале Авиакомпании составляют:

Мартиросов А.З. –	0,044 %;
Лебединский В.С. –	0,19 %;
Бекмуханбетов М.Д. –	0,0092 %;
Демкин В.В. –	0,001 %;
Зайцев В.В. –	0,0095 %.

Компетенция Правления

Ключевым элементом компетенции Правления является разработка планов развития, включая долгосрочные (в пределах 5 лет), и осуществление контроля за их выполнением. В 2004 году состоялось 13 заседаний Правления Авиакомпании, на которых рассмотрены 112 вопросов.

Правление ежеквартально анализировало итоги производственной деятельности и ход исполнения бизнес-плана 2004 года, состояние складских запасов товарно-материальных ценностей, результаты работы бюджетной и балансовой комиссий Авиакомпании. По результатам анализа Правлением утверждались ежеквартальные итоги работы Авиакомпании и вносились оперативные корректировки в текущую деятельность подразделений авиакомпании и в бизнес-план Авиакомпании на 2004 год.

Большое внимание уделялось совершенствованию производственной и управленческой структуры, корпоративного управления Авиакомпании:

- рассматривались вопросы реорганизации управления транспортной деятельностью (февраль);

- реорганизации договорной работы (февраль, март, июль, декабрь);

- реорганизации системы закупок (февраль, апрель);

- реорганизации инженерно-авиационной службы (июль, сентябрь);

- совершенствования системы бюджетирования (сентябрь);

- совершенствования системы мотивации персонала (сентябрь, декабрь);

- результаты инвентаризационной работы (сентябрь, декабрь);

- рассмотрение управленческой отчётности (сентябрь);

- о назначении директоров дочерних обществ, кандидатов от Авиакомпании в органы управления дочерних и зависимых обществ.

Кроме того, Правлением рассматривались такие важные с точки зрения реализации стратегических задач Авиакомпании вопросы, как модернизация парка воздушных судов (вопросы о ходе сделки по приобретению лайнеров ATR-42 и о проекте по приобретению легких вертолетов), состояние безопасности полётов, проект пятилетнего плана развития.

Ряд вопросов, рассматриваемых Правлением в 2004 году, касался одобрения или утверждения различных договоров, сделок с имуществом, благотворительных платежей и других вопросов, требующих решения Правления в соответствии с Уставом Авиакомпании.

Наиболее важными решениями, принятыми Правлением в 2004 году, стали следующие:

- утверждён бизнес-план Авиакомпании на 2004 год (февраль);
- решение о начале работы по внедрению в Авиакомпании системы качества по стандартам ISO-9000 (март);
- о создании дочерней Авиакомпании в ЮАР UTair South Africa – первой компании будущей международной сети Авиакомпании по выполнению вертолетных работ (апрель);
- утверждён проект годового отчёта Авиакомпании за 2003 год (апрель);
- решение об альянсе с ОАО «Комиинтеравиа» – крупнейшим авиаперевозчиком в Республике Коми (июнь);
- решение о вексельном проекте с ЗАО «ИГ РЕГИОН» (октябрь).

Вознаграждение членов Правления

В соответствии с Положением о Правлении члены Правления получают дополнительно к вознаграждению по трудовому контракту вознаграждение по результатам работы Авиакомпании за год. Данное вознаграждение выплачивается из фонда материального вознаграждения членов Правления, образуемого по решению годового общего собрания акционеров. Фонд формируется в размере 1% от чистой прибыли, полученной Авиакомпанией за год.

Размер выплачиваемого вознаграждения, а также распределение его между членами Правления определяется решением Наблюдательного совета Авиакомпании.

Общий объем вознаграждений (в т.ч. и заработная плата), выплаченных всем членам Правления в 2004 году, составил 25 428 501,55 руб.

КОНТРОЛЬ

С целью сохранения вложений акционеров и потенциальных инвесторов, обеспечения доверия с их стороны к деятельности Авиакомпании и процессу ее управления в Авиакомпании создана система контроля за финансово-хозяйственной деятельностью. Достижение этих целей осуществляется путем принятия и обеспечения выполнения бизнес-плана по различным аспектам деятельности Авиакомпании, установления и обеспечения соблюдения эффективных процедур внутреннего контроля, выявления рисков и осуществления действий по их минимизации, а также путем обеспечения достоверности финансовой информации, используемой и раскрываемой Авиакомпанией.

Внутренний контроль в компании осуществляется постоянно путем установления и требования соблюдения процедур, связанных с принятием тех или иных решений в повседневной деятельности. Так, например, согласно Уставу Авиакомпании, решение об одобрении сделок на сумму от 15 до 50% балансовой стоимости активов Авиакомпании, принимается единогласно Наблюдательным советом. Решения об одобрении сделок на сумму от 10 до 15% балансовой стоимости активов, а также иных сделок, связанных с приобретением, продажей, сдачей в аренду воздушных судов, осуществлением ремонта авиационной техники, приобретением и продажей недвижимости и пр. на сумму от 10 000 до 1 000 000 долл. США принимаются Правлением.

Постоянным органом Авиакомпании, осуществляющим контроль за ее финансово-хозяйственной деятельностью, является **ревизионная комиссия**, которая избирается общим собранием акционеров в составе 3 человек. Деятельность ревизионной комиссии регламентируется Уставом Авиакомпании и Положением о ревизионной комиссии, которое утверждено общим собранием акционеров. Основными направлениями осуществления ревизионной комиссией контроля являются следующие:

- проверка финансово-хозяйственной документации Авиакомпании;
- проверка соответствия условий совершенных Авиакомпанией сделок;
- анализ соответствия ведения бухгалтерского и статистического учета и отчетности существующим нормативным документам;
- анализ финансового положения Авиакомпании, выявление резервов улучшения экономического состояния Авиакомпании и др.

В 2004 году ревизионной комиссией были проведены 2 проверки финансово-хозяйственной деятельности Авиакомпании по следующим направлениям:

- достоверность данных, содержащихся в бухгалтерской отчётности за 2004 год;
- порядок ведения бухгалтерского учёта и представления финансовой отчётности за 2004 год.

Состав ревизионной комиссии, избранный на внеочередном общем собрании акционеров, состоявшемся 15 сентября 2004 года:

Габдулхаков Руслан Ринатович, 1975 г.р.
начальник отдела анализа и финансового планирования финансового управления ОАО «Сургутнефтегаз»

Тущенко Светлана Васильевна, 1973 г.р.
юрисконсульт II категории правового управления ОАО «Сургутнефтегаз»

Чувилина Валентина Григорьевна, 1952 г.р.
бухгалтер-ревизор I категории контрольно-ревизионного отдела ОАО «Сургутнефтегаз»

Все члены ревизионной комиссии:

- не имеют родственных связей с лицами, входящими в состав органов управления и органов контроля за финансово-хозяйственной деятельностью Авиакомпании;
- не имеют долей в дочерних и зависимых обществах Авиакомпании;
- не имеют опционов Авиакомпании и ее дочерних и зависимых обществ, предоставляемых на акции Авиакомпании.

В соответствии с Уставом члены ревизионной комиссии в период исполнения ими своих обязанностей получают вознаграждение, а также им компенсируются все подтвержденные расходы, связанные с исполнением ими обязанностей членов ревизионной комиссии. Данное вознаграждение выплачивается по решению Наблюдательного совета Авиакомпании из создаваемого для этих целей фонда, размер которого утверждается общим собранием акционеров при распределении прибыли за отчетный год.

Вознаграждения членам ревизионной комиссии в 2004 году не выплачивались.

С целью проведения анализа и оценки эффективности системы внутреннего контроля в Авиакомпании создан и функционирует **отдел внутреннего аудита**, подотчетный генеральному директору. Отдел возглавляет начальник, назначаемый на должность и освобождаемый от должности приказом генерального директора. Согласно штатному расписанию в отдел внутреннего аудита входят начальник отдела и три специалиста.

Основными задачами отдела внутреннего аудита являются следующие:

- осуществление проверок финансовых, бухгалтерских, экономических служб Общества, его подразделений, дочерних и зависимых обществ;
- текущий контроль соответствия проводимых операций финансово-хозяйственному плану общества;
- проверка систем бухгалтерского учета и внутреннего контроля, разработка рекомендаций по улучшению этих систем;
- координация деятельности и взаимодействие с другими функциями контроля;
- осуществление методологической деятельности, консультации менеджмента по вопросам управления рисками и контроля;
- оказание содействия менеджменту в разработке мероприятий (корректирующих шагов) по результатам проведённых аудитов, а также отслеживание прогресса в выполнении мероприятий.

С целью дальнейшего повышения эффективности внутреннего контроля, совершенствования практики корпоративного управления, содействия эффективному выполнению контрольных функций Наблюдательного совета в 2004 году в Авиакомпании создан **комитет Наблюдательного совета по аудиту**.

К числу основных функций комитета по аудиту относятся следующие:

- выработка рекомендаций по кандидатуре аудитора Авиакомпании, в том числе проведение отбора аудиторских организаций для осуществления аудита Авиакомпании, оценка риска возникновения конфликта интересов;
- ежегодный анализ качества внешнего аудита, предоставление Наблюдательному совету рекомендаций по заключению, продлению или расторжению договора с аудитором Авиакомпании;
- оценка эффективности процедур внутреннего контроля Авиакомпании и подготовка предложений по их совершенствованию, в том числе анализ отчетов внутреннего аудита, ревизионной комиссии, оценка их деятельности и представление рекомендаций по повышению эффективности их работы.

Компетенция комитета по аудиту, порядок формирования его состава и проведения работ определяется Положением о комитете по аудиту, утвержденным решением Наблюдательного совета.

В состав комитета по аудиту, сформированный в 2004 году вошли 8 человек, в числе которых 3 работника Авиакомпании, 4 представителя акционеров Авиакомпании, владеющих более 10 % голосующих акций, а также председатель Правления НП «Институт профессиональных аудиторов» (г. Москва).

В 2004 году было проведено 3 заседания комитета по аудиту, на которых рассматривались вопросы, связанные с предложением и представлением на рассмотрение Наблюдательному совету рекомендаций в отношении кандидатур внешнего аудитора Авиакомпании на 2004 год.

Внешний аудит

Достоверность подготавливаемой и раскрываемой Авиакомпанией финансовой отчетности ежегодно подтверждается независимым аудитором, кандидатура которого ежегодно предлагается Наблюдательным советом на основе рекомендаций комитета по аудиту и утверждается решением годового общего собрания акционеров.

На общем собрании акционеров Авиакомпании 15 сентября 2004 года в качестве аудитора утверждена компания ООО «Росэкспертиза» (г. Москва).

ООО «Росэкспертиза» осуществляет аудит финансовой отчетности Авиакомпании за 2004 год, подготовленной в соответствии с российскими стандартами бухгалтерского учета, и не оказывает Авиакомпании каких-либо иных консультационных услуг.

Для проведения аудита финансовой отчетности за 2003 и 2004 годы, подготовленной в соответствии с международными стандартами, привлекается компания Ernst & Young.

КОНТРОЛЬ

Акционерный капитал Авиакомпании «ЮТэйр» составляет 577 208 000 рублей и разделен на 577 208 000 обыкновенных акций номинальной стоимостью 1 рубль каждая.

Уставом Авиакомпании предусмотрено 124 945 000 объявленных акций номинальной стоимостью 1 рубль каждая, что составляет около 22% от общего количества размещенных акций.

По программе Американских Депозитарных Расписок (ADR) 1 уровня, зарегистрированной 26 мая 1998 года Комиссией по ценным бумагам и биржам США, на зарубежный фондовых рынках обращается 2,467% акций Авиакомпании (по состоянию на 01.01.2005 г.). Операции с ADR, каждая из которых соответствует 100 обыкновенным акциям Авиакомпании «ЮТэйр», совершаются на внебиржевых фондовых рынках Нью-Йорка, Франкфурта и Берлина (товарный код UAIRY). Организатором торговли, через которого обращаются ADR, является The Bank of New York.

Структура акционерного капитала на 10.11.2003
(дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров)


Иностранные инвесторы 6%
26,9% Департамент государственной собственности Ханты-Мансийского автономного округа
Российские юридические лица 31,3%
18,8% Департамент имущественных и земельных отношений администрации г. Сургута
Физические лица 17%

Количество лиц, зарегистрированных в реестре акционеров на 01.01.2004 г., составляет **3 603.**


6% Иностранные инвесторы
Российские юридические лица 78%
16% Физические лица

Количество лиц, зарегистрированных в реестре акционеров на 01.01.2005 г., составляет **3 491.**

По состоянию на 10 ноября 2003 года лицами, включенными в список имеющих право на участие во внеочередном общем собрании акционеров, и на лицевых счетах которых учитывается не менее чем 5 процентов уставного капитала, являются:	Доля в уставном капитале
Департамент государственной собственности Ханты-Мансийского автономного округа	26,99 %
Департамент имущественных и земельных отношений Администрации г. Сургута	18,8 %
Общество с ограниченной ответственностью «Центроинвест»	14,92 %
Акционерный Банк «Банк Развития Предпринимательства» ОАО	5,83 %
По состоянию на 13 июля 2004 года лицами, включенными в список имеющих право на участие во внеочередном общем собрании акционеров, и на лицевых счетах которых учитывается не менее чем 5 процентов уставного капитала, являются:	**Доля в уставном капитале**
ООО «Полинт»	18,80 %
ООО «Трисэлтко»	19,84 %
ООО «Крайел»	17,00 %
ООО «Ла-Манш»	19,99 %
По состоянию на 1 января 2005 года лицами, включенными в реестр акционеров, и на лицевых счетах которых учитывается не менее чем 5 процентов уставного капитала, являются (номинальные держатели):	**Доля в уставном капитале**
ООО «Центральный Сургутский Депозитарий»	75,639 %

Рынок акций Авиакомпании

Авиакомпания «ЮТэйр» является одной из двух российских авиакомпаний, чьи акции обращаются на фондовых биржах, как в России, так и за рубежом.

Основными торговыми площадками по акциям Авиакомпании на внутреннем рынке являются следующие:

- Фондовая биржа «РТС» (РТС) – акции Авиакомпании торгуются с 1997 года под кодом «TMAT»;
- Московская межбанковская валютная биржа (ММВБ) – акции Авиакомпании торгуются с декабря 1999 года под кодом «UTAR».

Операции с ADR Авиакомпании совершаются на внебиржевых фондовых рынках Нью-Йорка, Франкфурта и Берлина (код «UAIRY»).

[illegible] (Источник: РТС)


14,7
25,4
31,8
37,2
37,5
30,0
10,0

Итоги торгов акциями Авиакомпании «ЮТэйр» за период с 01.01.2004 по 01.01.2005

	РТС
Объем торгов, долл. США	98 169
Объем торгов, шт. акций	1 520 462
Число сделок	25
Минимальная цена, долл. США	0,06
Максимальная цена, долл. США	0,08

На ММВБ в течение 2004 года сделок с акциями Авиакомпании не совершалось.

АКЦИОНЕРЫ И ИНВЕСТОРЫ

Дивиденды

Дивидендная политика Авиакомпании «ЮТэйр» основана на строгом соблюдении права акционеров на получение дивидендов, стремлении к повышению инвестиционной привлекательности Авиакомпании и росту ее капитализации.

Авиакомпания последовательно реализует свою дивидендную политику, постоянно увеличивая долю чистой прибыли, направляемой на выплату дивидендов. По итогам 2002 года на эти цели было направлено 28% от чистой прибыли, в то время как по итогам 2001 и 2000 годов 6,65% и 6,53%, соответственно.

Следующим шагом в реализации дивидендной политики стало утверждение в 2003 году Наблюдательным советом Авиакомпании Положения о распределении чистой прибыли. В соответствии с этим положением, Наблюдательный совет Авиакомпании при определении рекомендаций общему собранию акционеров исходит из того, что минимальная сумма, направляемая на выплату дивидендов, должна составлять 30% от чистой прибыли, оставшейся после необходимых отчислений в резервный фонд, покрытия убытков, фонд накопления.
По итогам 2004 года планируется направить на выплату дивидендов 30% чистой прибыли.

Дивидендная история Авиакомпании «ЮТэйр»

	2000	2001	2002	2003	2004
Размер начисленных дивидендов на одну акцию, руб.	0,05	0,06	0,03	0,043	0,056
Общий объем начисленных дивидендов, руб.	28 860 400	34 632 480	17 316 240	24 919 999	32 323 648

Авиакомпания «ЮТэйр» выполняет свои обязательства перед акционерами по выплате начисленных дивидендов практически в полном объеме. По состоянию на 01.01.2005 г. уровень выплаты за 2000 и 2001 годы составил более 97%, за 2002 – более 95% и за 2003 – более 87%.

Задолженность образовалась в результате того, что не были выплачены дивиденды тем акционерам, местонахождение, банковские реквизиты которых не известны, или в анкете зарегистрированного лица для получения дивидендов содержатся неполные или устаревшие данные о реквизитах банковского счета и/или почтовом адресе акционера.

Соблюдение прав акционеров

Акционеры Авиакомпании «ЮТэйр» – владельцы обыкновенных акций обладают рядом прав, предусмотренных законодательством РФ и Уставом Авиакомпании, среди которых особо выделяются следующие:

- право на участие в общем собрании акционеров с правом голоса по всем вопросам его компетенции;
- право на получение дивидендов, в порядке, предусмотренном действующим законодательством РФ и Уставом Авиакомпании, в случае принятия общим собранием акционеров решения об их выплате;
- право получать информацию, содержащуюся в Уставе и других документах Авиакомпании, за исключением информации, составляющей государственную и коммерческую тайну, в объеме и порядке, предусмотренном действующим законодательством и Уставом Авиакомпании;

С целью обеспечения наиболее полной реализации акционерами своего права на участие в общем собрании акционеров Авиакомпания реализовала и продолжает осуществлять следующие действия:

- разработано и утверждено Положение об общем собрании акционеров, закрепляющее порядок организации и проведения общих собраний акционеров;
- заблаговременно (не менее чем за 20 дней) осуществляется информирование акционеров об общем собрании акционеров путем рассылки сообщения о его проведении по почте и размещения на Интернет-сайте Авиакомпании – www.utair.ru;
- акционерам предоставляется возможность заранее ознакомится с полным пакетом материалов к общему собранию акционеров в головном офисе Авиакомпании, в Генеральном представительстве в Москве и в филиале в Тюмени, а также с данной информацией на Интернет-сайте Авиакомпании – www.utair.ru;
- держателям ADR Авиакомпании информационные материалы предоставляются на английском языке;
- ведение реестра акционеров передано независимому реестродержателю ЗАО «Сургутинвестнефть».

Для наиболее полного соблюдения права акционеров на получение дивидендов Авиакомпанией разработана и последовательно реализуется дивидендная политика (см. раздел Дивиденды).

С целью удовлетворения потребности акционеров в получении информации о деятельности Авиакомпании осуществляется регулярное раскрытие этой информации (см. раздел Раскрытие информации).

Раскрытие информации

Осознавая важность информационной открытости компании для формирования доверия акционеров и повышения инвестиционной привлекательности, Авиакомпания «ЮТэйр» последовательно осуществляет раскрытие информации о различных аспектах своей деятельности. Основными принципами, на которых компания строит раскрытие этой информации, являются регулярность, оперативность, доступность представляемой информации.

Для реализации принципов, лежащих в основе раскрытия информации, в 2003 году Наблюдательным советом Авиакомпании «ЮТэйр» утверждено Положение о публичной отчетности, определяющее вид, структуру, содержание, порядок и сроки представления информации всем заинтересованным лицам, в том числе раскрытие информации на Интернет-сайте Авиакомпании.

Современный Интернет-сайт Авиакомпании – www.utair.ru содержит полную и регулярно обновляемую информацию об Авиакомпании и результатах ее деятельности.

В разделе «Об Авиакомпании» приводится информация об истории и перспективах развития компании, представлено описание всех направлений бизнеса Авиакомпании.

В разделе «Акционерам и инвесторам», специально созданном для удовлетворения информационных потребностей акционеров, потенциальных инвесторов и других заинтересованных сторон, представлены Устав и внутренние документы Авиакомпании (Положение о Наблюдательном совете, Правлении, Генеральном директоре и др.), раскрывается информация о членах органов управления Авиакомпании, размещаются ежеквартальные и годовые отчеты, публикуется информация о существенных фактах, сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг Авиакомпании, и др.

Для клиентов Авиакомпании создан отдельный раздел Интернет-сайта, содержащий информацию о направлениях и маршрутах, предлагаемых Авиакомпанией, расписание рейсов, сведения о специальных предложениях. Кроме того, клиенты Авиакомпании могут с помощью Интернет-сайта бронировать авиабилеты на все рейсы и вступить в программу поощрения частолетающих пассажиров СТАТУС.

Кроме Интернет-сайта Авиакомпания использует и другие каналы для доведения информации до всех заинтересованных в ее получении лиц. По мере возникновения и в сроки, предусмотренные законодательством, на лентах информационных агентств, аккредитованных ФСФР России (Интерфакс, AK&M) публикуются сообщения о существенных фактах и иная информация о деятельности Авиакомпании.

ГОДОВОЙ ОТЧЁТ
[illegible] АКЦИОНЕРНОГО ОБЩЕСТВА
АВИАКОМПАНИЯ «ЮТЭЙР»
2004 год

Финансовый обзор




ЮТэйр

UTair

А В И А К О М П А Н И Я



Обзор финансовых результатов Авиакомпании «ЮТэйр» по российским стандартам бухгалтерского учета.

Финансовые результаты свидетельствуют об устойчивом положении и динамичности развития Авиакомпании.

Доходы

Сумма доходов, полученных Авиакомпанией в 2004 году, составила 8 611 523 тыс. руб., превысив уровень 2003 года на 29,8%.

Удельный вес доходов по авиатранспортному бизнес-направлению Авиакомпании составил 66,3%, в том числе удельный вес доходов от регулярных пассажирских перевозок – 55,3% и нерегулярных – 11,0%.

Удельный вес доходов по бизнес-направлению вертолетных работ Авиакомпании составил 29,2%, в том числе удельный вес доходов от вертолетных операций в России – 10,6% и за рубежом – 18,4%.

Удельный вес доходов по остальным бизнес-направлениям Авиакомпании, включающим техническое обслуживание и ремонт воздушных судов и авиадвигателей на сертифицированных инженерных базах, осуществление всех форм аэропортового обслуживания в филиалах, предоставление медицинских услуг, предоставление сервисных услуг, включая поставку бортового питания, составил в 2004 году 4,7%.

Доходы от выполнения регулярных пассажирских перевозок увеличились на 25,7% по сравнению с 2003 годом за счет расширения производственной программы (введение новых направлений из Курска, Старого Оскола, Самары, Тамбова, Уфы, Магнитогорска, Санкт-Петербурга, а также включение в производственную программу линий из республики Коми).

Доходы от выполнения нерегулярных пассажирских перевозок увеличились на 43,8 % по сравнению с 2003 годом за счет внедрения новой чартерной программы из Домодедово в Анталию (Турция).

В бизнес-направлении вертолетных работ в 2004 году произошло перераспределение объемов выполняемых операций в пользу более рентабельной международной деятельности за счет вертолетных перевозок, выполняемых на территории России.

Доходы, полученные от выполнения вертолетных работ за рубежом, увеличились на 89,7% по сравнению с 2003 годом за счет расширения миссии ООН в Сьерра-Леоне, открытия миссий в Либерии, Кот-д'Ивуаре, а также за счет начала работы по коммерческим контрактам в ЮАР и Судане.

Снижение доходов по вертолетным работам в России в 2004 году составило 16,2% в связи с уменьшением объемов выполняемых работ (приведенный налет уменьшился на 25,5% по сравнению с 2003 годом).

UTair АВИАКОМПАНИЯ

Структура доходов Авиакомпании "Ютэйр" в 2003 году


16%
4%
10%
13%
57%

Структура доходов Авиакомпании "Ютэйр" в 2004 году


11%
5%
11%
18%
55%

Рост доходов почти по всем направлениям бизнеса Авиакомпании "ЮТэйр" в 2004 году
(абсолютный прирост по сравнению с 2003 годом)
тыс. руб.


1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
-200 000
Вертолетные перевозки в России
Прочая деятельность
Нерегулярные пассажирские перевозки
Международные вертолетные перевозки
Регулярные пассажирские перевозки

Структура доходов Авиакомпании «ЮТэйр» в 2004 году

Вид деятельности	[illegible]ности, [illegible]		[illegible]ютный прирост, тыс. руб.	Относительный прирост, %	[illegible]ельный вес отдельных видов деятельности в структуре доходов, в % к итогу	
	2003	2004			2003	2004
Регулярные пассажирские перевозки	3 788 427.1	4 763 881,8	975 454.7	25.7	57.1	55.3
Нерегулярные пассажирские перевозки	656 061.2	943 544,5	287 483.3	43.8	9.9	11.0
Международные вертолетные перевозки	837 518.5	1 588 745,3	751 226.8	89.7	12.6	18.4
Вертолетные перевозки в России	1 088 068.3	912 070,4	-175 997.9	-16.2	16.4	10.6
Прочая деятельность	265 911.9	403 281,0	137 369.1	51.7	4.0	4.7
Всего доходов	**6 635 987,0**	**8 611 523,0**	**1 975 536,0**	[illegible]	[illegible]	**100,0**

Расходы

В 2004 году расходы Авиакомпании составили 8 131 961 тыс. руб., превысив уровень 2003 года на 30,9%.

В структуре расходов основное место занимают прямые расходы, связанные с основной деятельностью Авиакомпании: «АвиаГСМ» – 23%, «аэропортовые и аэронавигационные сборы» -15,2%, «техническое обслуживание и ремонт воздушных судов и авиадвигателей» – 11,9 %, «отчисления агентам по продаже перевозок» – 5,4%, «расходы на сервисное обеспечение» – 3,3 % (в совокупности составляют 58,8%). Существенная доля затрат Авиакомпании приходится на расходы по оплате труда (12,3%) и ЕСН (4,0%). Затраты на аренду основных фондов составляют 9,0% от общей суммы затрат, затраты на амортизацию – 1,5 %.

В структуру расходов были включены те статьи затрат, сумма по которым составляет более 2 % от общей суммы затрат. Все остальные затраты вошли в статью «прочие затраты» (доля данной статьи в общем объеме затрат в итоге составила 14,4%).

Наиболее существенно в структуре расходов Авиакомпании изменилась доля затрат, приходящаяся на техническое обслуживание и ремонт воздушных судов и авиадвигателей. Это связано с увеличением объемов работ, необходимых для поддержания летной годности воздушных судов, вследствие старения парка. Доля иных статьей затрат осталась приблизительно на том же уровне.

Наибольший прирост расходов произошел по статье «техническое обслуживание и ремонт воздушных судов и авиадвигателей», которые увеличились по сравнению с 2003 годом на 133,5% в связи с необходимостью поддержания летной годности воздушных судов.

По статье «АвиаГСМ» расходы увеличились в 2004 году на 37,4% по сравнению с 2003 годом. Увеличение расходов вызвано увеличением производственной программы и ростом стоимости 1 тонны приобретаемого Авиакомпанией АвиаГСМ на 15,5%.

Рост арендных и лизинговых платежей по использованию воздушных судов в 2004 году на 33,2% объясняется увеличением стоимости аренды и налета на арендованных воздушных судах.

Рост затрат на аэропортовые сборы в 2004 году связан с увеличением производственной программы и ростом зарегистрированных тарифов и сборов. Основной причиной роста затрат на аэронавигацию является увеличение объемов международной производственной программы (из-за высоких ставок за аэронавигацию по трассе за рубежом).

«Отчисления агентам по продаже перевозок» выросли в 2004 году на 14.9% по сравнению с 2003 годом. Транспортные услуги (регулярные пассажирские перевозки) осуществляются через агентов. В течение 2004 года произошло сокращение доли агентского вознаграждения в объеме выручки по регулярным пассажирским перевозкам.

Рост расходов по всем статьям затрат в 2004 году
(абсолютный прирост по сравнению с 2003 годом)


тыс. руб.
600000
500000
400000
300000
200000
100000
0
прирост
Амортизация основных фондов
Расходы на сервисное обеспечение
ЕСН
Расходы на оплату труда
Отчисления агентам по продаже перевозок
Аэропортовые, аэронавигационные сборы
Аренда и лизинг основных фондов
Прочие расходы
АвиаГСМ
ТОиР воздушных судов и авиадвигателей

Структура расходов Авиакомпании «ЮТэйр» в 2004 году

Статьи затрат	Расходы, тыс. руб.		Абсолютный прирост, тыс. руб.	Относительный прирост, %	Структура расходов, в % к итогу	
	2003	2004			2003	2004
Расходы на оплату труда	945 685,3	1 000 617,0	54 931,7	5,8	15,2	12,3
Единый социальный налог	285 129,4	328 426,0	43 296,5	15,2	4,6	4,0
АвиаГСМ	1 360 427,7	1 868 709,9	508 282,3	37,4	21,9	23,0
Аэропортовые и аэронавигационные сборы	1 107 651,9	1 077 216,0	126 866,5	11,5	17,8	15,2
Техническое обслуживание и ремонт воздушных судов и авиадвигателей	413 096,3	964 617,7	551 521,4	133,5	6,7	11,9
Амортизация основных фондов	115 336,1	121 862,1	6 526,0	5,7	1,9	1,5
Расходы на сервис и обеспечение (бортпитание)	250 815,6	269 966,4	19 150,7	7,6	4,0	3,3
Отчисления агентам по продаже перевозок	382 877,7	440 036,5	57 158,8	14,9	6,2	5,4
Аренда основных фондов	551 888,8	734 893,3	183 004,5	33,2	8,9	9,0
Прочие расходы	797 320,2	1 168 313,7	370 993,5	46,5	12,8	14,4
Всего расходы	**6 210 229,0**	**8 131 961,0**	**1 921 732,0**	**30,9**	**100,0**	**100,0**

Структура расходов ОАО "Авиакомпания "ЮТэйр"


в 2003 году
в 2004 году
7%
2%
4%
5%
21%
15%
6%
13%
18%
9%
12%
2%
3%
4%
12%
23%
5%
16%
14%
9%
Амортизация основных фондов
Расходы на сервисное обеспечение
ЕСН
Расходы на оплату труда
Отчисления агентам по продаже перевозок
Аэропортовые, аэронавигационные сборы
Аренда и лизинг основных фондов
Прочие расходы
АвиаГСМ
ТОиР воздушных судов и авиадвигателей

Финансовые результаты

В течение 2002-2004 годов наблюдается рост всех основных финансовых результатов Авиакомпании.

Значения показателей рентабельности Авиакомпании находятся на уровне среднеотраслевых показателей. Небольшие колебания связаны с изменениями в структуре доходов между низкодоходными и высокодоходными видами деятельности.

В 2005 году планируется рост производственной программы по всем видам деятельности, что приведет к увеличению доходов, а соответственно и к росту уровня рентабельности.

В 2005 году будут осуществлены мероприятия (в соответствии с программой по модернизации парка воздушных судов) по замене самолетов с низкой экономической эффективностью на более современные и экономичные воздушные суда

Стабильный рост ключевых финансовых показателей Авиакомпании «ЮТэйр» (млн. руб.)


10 000
8 000
6 000
4 000
2002
2003
2004
5 464
6 636
8 612
5 275
6 210
8 132
Выручка
Расходы
700
600
500
400
300
200
0
267
541
601
189
426
480
62
83
107
EBITDA
Валовая прибыль
Чистая прибыль

Показатели рентабельности Авиакомпании «ЮТэйр»


8
7
6
5
4
3
2
1
2002
2004
7,66%
6,45%
6,42%
4,59%
5,57%
3,45%
1,98%
2,25%
2,11%
1,13%
1,25%
1,25%
Рентабельность основной деятельности
Рентабельность активов
Чистая рентабельность

Акционерам ОАО «Авиакомпания «ЮТэйр»»

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ

независимой аудиторской компании ООО «РОСЭКСПЕРТИЗА»
по финансовой (бухгалтерской) отчетности ОАО «Авиакомпания «ЮТэйр» за 2004 год

Росэкспертиза

Член Moores Rowland International, международной ассоциации независимых бухгалтерских и аудиторских фирм

Аудитор:

Наименование: Общество с ограниченной ответственностью «РОСЭКСПЕРТИЗА»
Юридический адрес: Российская Федерация, 107078, г. Москва, ул. Маши Порываевой, дом 11.
Почтовый адрес: Российская Федерация, 127055, г. Москва, Тихвинский пер. дом 7, строение 3.
Телефон: (095) 721 38 83, факс (095) 721 38 94
E-mail: rosexp@online.ru; Internet: www.rosexpertiza.ru
Лицензия на осуществление аудиторской деятельности № Е 000977, выдана Министерством финансов РФ 25 июня 2002 года сроком на пять лет.
Свидетельство о государственной регистрации ООО «РОСЭКСПЕРТИЗА» № 183142 выдано Московской регистрационной палатой 23 сентября 1993 года.
Свидетельство о внесении 27 сентября 2002 года записи в Единый государственный реестр юридических лиц о юридическом лице за основным государственным регистрационным номером 1027739273946
Расчетный счет № 40702810900000013033 в ОАО АКБ «Росбанк»,
кор/сч № 30101810000000000256, БИК 044525256, ИНН/КПП 7708000473/770801001,
ОКВЭД 74.12.2, ОКПО 29926698.
В аудите принимали участие: Сметанина Т.Л., Гладков А.Б., Двойченко А.В., Долгополов Д.С, Мушкет И.И., Задворнова СИ., Рубцова С.Г., Михайлова Л.С.
Договор на проведение аудита № 1-А-1361/172/04УД от 13.12.2004 г.

Аудируемое лицо:

Наименование: Открытое Акционерное Общество «Авиакомпания «ЮТэйр»»
Юридический адрес: Российская Федерация, 628012, Ханты-Мансийский автономный округ (Тюменская область), г. Ханты-Мансийск, аэропорт
Почтовый адрес: Российская Федерация, г. Сургут, аэропорт
Телефон: +8 (3462) 77 03 67
Факс: + 8 (3462) 77 03 67
Расчетный счет № 40702810900000001410 в ОАО «Аккобанк» г. Сургут,
кор/сч № 30101810100000000704, БИК 047144704, ИНН/КПП 7204002873/860101001,
КВЭД 62.10, 62.20, 55.51, ОКПО 01130489.
Internet: www.utair.ru
Свидетельство о государственной регистрации ОАО «Авиакомпания «ЮТэйр» № 1670 выдано Главой администрации Центрального района г. Тюмени 28 октября 1992 года.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности ОАО «Авиакомпания «ЮТэйр» за период с 1 января по 31 декабря 2004 года. Финансовая (бухгалтерская) отчетность состоит из:

бухгалтерского баланса;
отчета о прибылях и убытках;
приложений к бухгалтерскому балансу и отчету о прибылях и убытках;
пояснительной записки.

Данная отчетность подготовлена исполнительным органом ОАО «Авиакомпания «ЮТэйр» исходя из Федерального Закона от 21.11.1996 № 129-ФЗ «О бухгалтерском учете», «Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденного приказом Министерства финансов РФ от 29.07.1998 № 34н, «Положения по бухгалтерскому учету «Бухгалтерская отчетность организации» ПБУ 4/99, утвержденного приказом Министерства финансов РФ от 06.07.1999 № 43н, приказа Министерства

финансов РФ от 22.07.2003 № 67н «О формах бухгалтерской отчетности организаций».

Ответственность за подготовку данной отчетности несет исполнительный орган ОАО «Авиакомпания «ЮТэйр». Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Мы проводили аудит в соответствии с Федеральным законом от 07.08.2001 № 119-ФЗ «Об аудиторской деятельности», Федеральными Правилами (стандартами) аудиторской деятельности (в редакции Постановления Правительства Российской Федерации от 07.10.2004 № 532), а также внутрифирменными стандартами.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность не содержит существенных искажений. Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значение и раскрытие в финансовой (бухгалтерской) информации о финансово-хозяйственной деятельности, оценку принципов и методов бухгалтерского учета, правил подготовки финансовой (бухгалтерской) отчетности, определение главных оценочных значений, полученных руководством аудируемого лица, а также оценку общего представления о финансовой (бухгалтерской) отчетности. Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

В результате проведенного аудита нами установлены нарушения действующего порядка составления финансовой (бухгалтерской) отчетности и ведения бухгалтерского учета, а именно:

в составе незавершенного строительства по строке 130 «Незавершенное строительство» бухгалтерского баланса по состоянию на 01.01.2004г. отражено свернутое сальдо по кредиту счета 08.04 в размере 2 059 тыс. рублей,

в составе основных средств по строке 120 «Основные средства» бухгалтерского баланса по состоянию на 31.12.2004 г. не отражена, а в составе незавершенного строительства по строке 130 «Незавершенное строительство» неправомерно отражена стоимость авиационных двигателей гражданской авиации производственного оборудования в размере 29 960 тыс. рублей,

в составе расходов будущих периодов по строке 216 «Расходы будущих периодов» бухгалтерского баланса по состоянию на 31.12.2004 г. не отражена, а в составе незавершенного строительства по строке 130 «Незавершенное строительство» неправомерно отражена стоимость неотделимых улучшений арендованного имущества с последующим зачетом понесенных ОАО «Авиакомпанией «Ютэйр» затрат в счет арендной платы в размере 16 933 тыс. рублей.

в составе дебиторской задолженности по строке 240 «Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)» бухгалтерского баланса по состоянию на 31.12.2004 г. не отражена дебиторская задолженность ЗАО «Регион Эссет Менеджмент» по договору доверительного управления имуществом в размере 2 632 тыс. рублей,

в составе задолженности по налогам и сборам по строке 624 «Задолженность по налогам и сборам» бухгалтерского баланса по состоянию на 31.12.2004г. не отражена задолженность по налогу на прибыль в размере 6 858 тыс. рублей. Соответственно строка 150 «Текущий налог на прибыль» Отчета о прибылях и убытках за 2004 год занижена в размере 6 858 тыс. рублей,

строка 140 «Прибыль до налогообложения» Отчета о прибылях и убытках за 2004 год завышена на 19 103 тыс. рублей в результате завышения выручки, полученной на регулярных рейсах на территории РФ. Соответственно, чистая прибыль предъявляемая собственникам по строке 180 «Чистая прибыль отчетного года» Отчета о прибылях и убытках за 2004 год завышена на 19 103 тыс. рублей

строка 153 «Иные обязательства» Отчета о прибылях и убытках за 2004 год завышена на 53 940 тыс. рублей, соответственно строка 141 «Отложенные налоговые активы» занижена на 2 001 тыс. рублей, а строка 142 «Отложенные налоговые обязательства» завышена на 55 941 тыс. рублей.

По нашему мнению, за исключением влияния на финансовую (бухгалтерскую) отчетность обстоятельств, изложенных в предыдущем параграфе, финансовая (бухгалтерская) отчетность ОАО «Авиакомпания «ЮТэйр» отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2004 года и результаты финансово-хозяйственной деятельности за период с 01 января по 31 декабря 2004 года включительно в соответствии с требованиями законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности.

Генеральный директор ООО «Росэкспертиза» А.В. Козлов

Директор по аудиту Т.Л. Сметанина

Квалификационный аттестат аудитора № К 001576 с 01.11.1996 (неограниченный срок)

БУХГАЛТЕРСКИЙ БАЛАНС на 01 января 2005 г.
(тыс. руб.)

АКТИВ	01 января 2004 г.	31 декабря 2004 г.
I. ВНЕОБОРОТНЫЕ АКТИВЫ		
Нематериальные активы	103 404	98 816
Основные средства	985 452	955 104
Незавершенное строительство	58 249	130 189
Доходные вложения в материальные ценности		
Долгосрочные финансовые вложения	54 609	54 232
Отложенные налоговые активы		3 691
Прочие внеоборотные активы		
ИТОГО по разделу I	**1 201 714**	**1 242 032**
II. ОБОРОТНЫЕ АКТИВЫ		
Запасы	731 452	667 603
в том числе:		
сырье, материалы и другие аналогичные ценности	506 908	539 492
животные на выращивании и откорме	161	
затраты в незавершенном производстве	565	1 453
готовая продукция и товары для перепродажи	9 221	9 725
товары отгруженные		
расходы будущих периодов	214 597	116 933
прочие запасы и затраты		
Налог на добавленную стоимость по приобретенным ценностям	132 047	205 620
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	0	0
в том числе покупатели и заказчики		
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	1 874 221	3 580 744
в том числе покупатели и заказчики	1 127 171	2 313 877
Краткосрочные финансовые вложения	163 462	326 172
Денежные средства	22 549	18 765
Прочие оборотные активы		
ИТОГО по разделу II	**2 923 731**	**4 798 904**
БАЛАНС	**4 125 445**	**6 040 936**

БУХГАЛТЕРСКИЙ БАЛАНС на 01 января 2005 г.
(тыс. руб.)

ПАССИВ	01 января 2004 г.	31 декабря 2004 г.
III. КАПИТАЛ И РЕЗЕРВЫ		
Уставный капитал	577 208	577 208
Собственные акции, выкупленные у акционеров	( )	
Добавочный капитал	373 687	372 691
Резервный капитал	88 909	88 909
в том числе:		
резервы, образованные в соотв. с законодательством		
резервы, образованные в соотв. с учредит. документами	88 909	88 909
Нераспределенная прибыль (непокрытый убыток)	327 319	400 451
ИТОГО по разделу III	**1 367 123**	**1 439 259**
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА		
Займы и кредиты	1 155 582	1 983 150
Отложенные налоговые обязательства	1 494	46 544
Прочие долгосрочные обязательства		
ИТОГО по разделу IV	**1 157 076**	**2 029 694**
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА		
Займы и кредиты	541 246	1 014 888
Кредиторская задолженность	1 052 179	1 548 835
в том числе:		
поставщики и подрядчики	325 054	501 509
задолженность перед персоналом организации	51 813	56 469
задолженность перед государств. внебюджетными фондами	134 886	161 177
задолженность по налогам и сборам	203 729	139 138
прочие кредиторы	336 697	690 542
Задолженность перед участниками (учредителями) по выплате доходов	4 798	5 260
Доходы будущих периодов	3 023	3 000
Резервы предстоящих расходов		
Прочие краткосрочные обязательства		
ИТОГО по разделу V	**1 601 246**	**2 571 983**
БАЛАНС	4 125 445	6 040 936

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ за 2004 г.
(тыс. руб.)

	2004 год	2003 год
Доходы и расходы по обычным видам деятельности		
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	8 611 523	6 635 987
Себестоимость проданных товаров, продукции, работ, услуг	(8 131 961)	(6 210 229)
Валовая прибыль	479 562	425 758
Коммерческие расходы	( )	( )
Управленческие расходы	( )	( )
Прибыль (убыток) от продаж	479 562	425 758
Прочие доходы и расходы		
Проценты к получению	27 803	11 338
Проценты к уплате	(211 624)	(167 607)
Доходы от участия в других организациях	3 697	984
Прочие операционные доходы	657 592	35 066
Прочие операционные расходы	(812 451)	(59 161)
Внереализационные доходы	68 945	348 829
Внереализационные расходы	(18 045)	(588 983)
Прибыль (убыток) до налогообложения	**195 479**	**(6 224)**
Отложенные налоговые активы	1 690	78 338
Отложенные налоговые обязательства	10 890	1 494
Текущий налог на прибыль	(51 444)	( )
Иные обязательства	(49 178)	
Чистая прибыль (убыток) отчетного периода	**107 437**	**83 068**
СПРАВОЧНО		
Постоянные налоговые обязательства (активы)	(8052)	78 338
Базовая прибыль (убыток) на акцию		
Разводненная прибыль (убыток) на акцию		

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

	2004 год		2003 год	
	прибыль	убыток	прибыль	убыток
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	32 298	149	128 826	
Прибыль (убыток) прошлых лет	6 468	(33658)	29 050	254 839
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	631		3 039	
Курсовые разницы по операциям в иностранной валюте	12 973	28 441	3 626	7 374
Отчисления в оценочные резервы				
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	5 673	10 104	52 819	129 185

Справка о наличии ценностей, учитываемых на забалансовых счетах		
Арендованные основные средства	896 762	1 694 701
в том числе по лизингу		
Товарно-материальные ценности, принятые на ответственное хранение	1 084	978
Товары, принятые на комиссию		
Списанная в убыток задолженность неплатежеспособных дебиторов	129 185	208 589
Обеспечения обязательств и платежей полученные	18 600	4 256
Обеспечения обязательств и платежей выданные	1 993 641	733 333
Износ жилищного фонда	3 571	3 156
Износ объектов внешнего благоустройства и других аналогичных объектов		
Нематериальные активы, полученные в пользование		



ГОДОВОЙ ОТЧЁТ
ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА
АВИАКОМПАНИЯ «ЮТЭЙР»
за 2004 год

Дополнительная информация




UTair
АВИАКОМПАНИЯ
82
UTair

ДОЧЕРНИЕ И ЗАВИСИМЫЕ ОБЩЕСТВА АВИАКОМПАНИИ «ЮТЭЙР»:

Признаваемые дочерними по отношению к Авиакомпании на основании владения Авиакомпанией более 50% уставного капитала обществ (преобладающее участие в уставном капитале):

ООО «Аэропорт «Плеханово»

Доля Авиакомпании в уставном капитале общества: **100 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **эксплуатация аэродромов, аэровокзалов, наземных сооружений, прием и отправка пассажиров, грузов, почты**

Описание значения общества для деятельности Авиакомпании: **оказание содействия в производственно-хозяйственной деятельности эмитента**

Место нахождения: **Россия, 625025, г. Тюмень, аэропорт «Плеханово»**

ООО «Тюменьавиатехснаб»

Доля Авиакомпании в уставном капитале общества: **100 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **поставка товарно-материальных ценностей, снабжение и сбыт, оптовая и розничная торговля**

Описание значения общества для деятельности эмитента:

оказание содействия в приобретении и обслуживании товарно-материальных ценностей для нужд производства

Место нахождения: **Россия, 625033, г. Тюмень, аэропорт «Рощино», ул. С. Ильюшина, д.27**

ЗАО «Тюменьспецавиа»

Доля Авиакомпании в уставном капитале общества: **100 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **пассажирские и грузовые перевозки воздушными судами, выполнение авиационных работ**

Описание значения общества для деятельности эмитента: **оказание содействия в производственно-хозяйственной деятельности эмитента**

Место нахождения: **Россия,626020, Тюменская область, Нижне-Тавдинский район, п. Нижняя Тавда, аэропорт**

НП «Центр подготовки персонала»

Доля Авиакомпании в уставном капитале общества: **100 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **реализация образовательных программ по подготовке, переподготовке и повышению квалификации авиаперсонала**

Описание значения общества для деятельности эмитента: **оказание содействия по обеспечению повышения квалификации персонала эмитента**

Место нахождения: **Россия, 625033, г. Тюмень, аэропорт «Рощино»**

ООО «Частное охранное предприятие «Центр авиационной безопасности»

Доля Авиакомпании в уставном капитале общества: **80 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **оказание охранных услуг**

Описание значения общества для деятельности эмитента: **оказание содействия в обеспечении охраны и авиационной безопасности эмитента**

Место нахождения: **Россия, 625025, г. Тюмень, аэропорт «Плеханово».**

ООО «Иртышавиатранс»

Доля Авиакомпании в уставном капитале общества: **73 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **грузовые и пассажирские перевозки, техническая эксплуатация авиатехники, авиационное обслуживание воздушных судов**

Описание значения общества для деятельности эмитента: о**казание содействия в производственно-хозяйственной деятельности эмитента**

Место нахождения: **Россия, 626100, Тюменская область, г. Тобольск, аэропорт**

Признаваемые зависимыми по отношению к Авиакомпании на основании владения Авиакомпанией более 20% уставного капитала обществ:

ЗАО «Конда[illegible]

Доля Авиакомпании в уставном капитале общества: **45.5 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: н**аземное обслуживание принимаемых и отправляемых воздушных судов, прием и отправка пассажиров, почты, грузов, техническое обслуживание воздушных судов, эксплуатация аэровокзалов, аэродромов и других наземных сооружений**

Описание значения общества для деятельности эмитента: **оказание содействия в производственной деятельности эмитента**

Место нахождения: **Россия, 626300, Тюменская область, п. Кондинский, аэропорт**

ОАО «Завод №26»

Доля Авиакомпании в уставном капитале общества: **44.52 %**

Доля Авиакомпании в уставном капитале с участием аффилированного лица: **55.8 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **капитальный ремонт, ремонтно-восстановительные работы авиационной техники и ее компонентов**

Описание значения общества для деятельности эмитента: **оказание содействия в ремонте авиационной техники**

Место нахождения: **Россия, 625025, г. Тюмень, аэропорт «Плеханово»**

ОАО «Аэропорт Сургут»

Доля Авиакомпании в уставном капитале общества: **26 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **наземное обслуживание принимаемых и отправляемых воздушных судов, прием и отправка пассажиров, почты, грузов, техническое обслуживание воздушных судов, эксплуатация аэровокзалов, аэродромов и других наземных сооружений**

Описание значения общества для деятельности эмитента: **оказание содействия в производственной деятельности эмитента**

Место нахождения: **Россия, 628400, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут, аэропорт**

АФФИЛИРОВАННЫЕ ЛИЦА (ВЛАДЕНИЕ ЧЕРЕЗ КОСВЕННОЕ УЧАСТИЕ):

ООО «Центр реализации перевозок и услуг»

Доля Авиакомпании в уставном капитале юридического лица через аффилированное лицо: **100 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **организация и продажа авиабилетов и бронирование мест по запросам пассажиров на внутренние и международные рейсы**

Описание значения общества для деятельности эмитента: **оказание содействия в производственной деятельности эмитента**

Основание аффилированности: **лицо принадлежит к той же группе лиц, к которой принадлежит Авиакомпания.**

Место нахождения: **Россия, 628400, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут, ул. Майская, д.10**

ООО «ЮТэйр-Лизинг»

Доля Авиакомпании в уставном капитале юридического лица через аффилированное лицо: **100 %**

Доля участия общества в уставном капитале Авиакомпании: **0,3 %**

Описание основного вида деятельности: **лизинг имущества**

Описание значения общества для деятельности эмитента: **оказание содействия в производственно-хозяйственной деятельности эмитента**

Основание аффилированности: **лицо принадлежит к той же группе лиц, к которой принадлежит Авиакомпания.**

Место нахождения: **Россия, 628012, Тюменская область, Ханты-Мансийский автономный округ, г. Ханты-Мансийск**

ООО «ЮТэйр-Финанс»

Доля Авиакомпании в уставном капитале юридического лица через аффилированное лицо: **100 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **оказание финансовых услуг**

Описание значения общества для деятельности эмитента: **оказание содействия в финансовой деятельности эмитента**

Основание аффилированности: **лицо принадлежит к той же группе лиц, к которой принадлежит Авиакомпания.**

Место нахождения: **Россия, 628012, Тюменская область, Ханты-Мансийский автономный округ, г. Ханты-Мансийск**

ООО «ЮТэйр-Техник»

Доля Авиакомпании в уставном капитале юридического лица через аффилированное лицо: **100 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **техническое обслуживание и ремонт авиационной техники**

Описание значения общества для деятельности эмитента: **оказание содействия в производственной деятельности эмитента**

Основание аффилированности: **лицо принадлежит к той же группе лиц, к которой принадлежит Авиакомпания.**

Место нахождения: **Россия, 625033, г. Тюмень, аэропорт «Рощино»**

ООО «Западно-Сибирское агентство воздушных сообщений»

Доля Авиакомпании в уставном капитале юридического лица через аффилированное лицо: **51 %**

Доля участия общества в уставном капитале Авиакомпании: **доли не имеет**

Описание основного вида деятельности: **организация и продажа авиабилетов и бронирование мест по запросам пассажиров на внутренние и международные рейсы**

Описание значения общества для деятельности эмитента: **оказание содействия в производственной деятельности эмитента**

Основание аффилированности: **лицо принадлежит к той же группе лиц, к которой принадлежит Авиакомпания.**

Место нахождения: **Россия, 628400, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут, ул. Майская, д.10**

ФИЛИАЛЫ И ПРЕДСТАВИТЕЛЬСТВА АВИАКОМПАНИИ:

1. Березовский филиал
Место нахождения и почтовый адрес: Россия, 628140, Тюменская обл., р.п. Березово, аэропорт
Руководитель – Стефанюк Александр Ильич.
Тел.: (34674) 2-19-66

2. «ЗапСибКетеринг» - филиал
Место нахождения и почтовый адрес: Россия, 628422, Тюменская обл.,
Ханты-Мансийский автономный округ, г.Сургут, аэропорт
Руководитель – Найчук Александр Николаевич.
Тел.: (3462) 770-955

3. Мыс Каменский филиал
Место нахождения почтовый адрес: Россия, 629720, Тюменская обл., п. Мыс Каменный, аэропорт
Руководитель – Шиян Сергей Андреевич.
Тел.: (3452) 39-83-65

4. Ноябрьский филиал
Место нахождения и почтовый адрес: Россия, 629802, Тюменская обл., г. Ноябрьск, аэропорт
Руководитель – Пономаренко Николай Николаевич.
Тел.: (34964) 6-53-45

5. Специализированное отделение по авиационной безопасности - филиал
Место нахождения и почтовый адрес: Россия, 625025, г.Тюмень, аэропорт «Плеханово»
Руководитель – Пичугов Сергей Викторович.
Тел.: (3452) 43-25-74

6. Тазовский филиал
Место нахождения и почтовый адрес: Россия, 629350, Тюменская обл., р.п. Тазовск, аэропорт
Руководитель – Лебедев Дмитрий Михайлович.
Тел.: (34940) 2-13-31

7. Тюменское авиационное предприятие - филиал
Место нахождения: Россия, 625033, г.Тюмень, аэропорт «Рощино»
Почтовый адрес: Россия, 625025, г.Тюмень, аэропорт «Плеханово»
Руководитель – Павличенко Виктор Игоревич.
Тел.: (3452) 43-50-82

8. Генеральное представительство ОАО «Авиакомпания «ЮТэйр» в г. Москве
Место нахождения и почтовый адрес: Россия, 103000, г.Москва, ул.Мясницкая, 24, офис 75
Руководитель – Бабий Сергей Николаевич.
Тел.: (095) 745-40-78

9. Представительство ОАО «Авиакомпания «ЮТэйр» в США
Место нахождения и почтовый адрес: Graybar Building at Grand Central, 420 Lexington Avenue, suiti 300, New York, NY 10170
Руководитель – Касумов Мамед Вагиф-оглы.
Тел.: +1 (212) 297-6207

10. Представительство в Ямало-Ненецком автономном округе
Место нахождения и почтовый адрес: Россия, 629104, Тюменская обл., г. Салехард, аэропорт
Руководитель – Кучерявенко Петр Дмитриевич.
Тел.: (34922) 7-42-10

ИНФОРМАЦИЯ О КРУПНЫХ СДЕЛКАХ АВИАКОМПАНИИ:

1. Дата совершения сделки (заключения договора): 24.11.2004 г.

Предмет сделки: сделка по предоставлению обеспечения в форме поручительства для целей выпуска облигаций ООО «ЮТэйр-Финанс»

Содержание сделки, в том числе гражданские права и обязанности, на установление, изменение или прекращение которых направлена совершенная сделка: сделка по предоставлению ОАО «Авиакомпания «ЮТэйр» поручительства за ООО «ЮТэйр-Финанс» на сумму 1,3 млрд. рублей перед приобретателями документарных процентных неконвертируемых облигаций на предъявителя, эмитируемых Обществом с ограниченной ответственностью «ЮТэйр-Финанс» с обязательным централизованным хранением. Предельный размер ответственности ОАО «Авиакомпания «ЮТэйр» составляет 1,3 млрд.рублей, что включает в себя предельную сумму по выплате купонного дохода – сумму в 300 млн.рублей, предельную сумму по погашению облигаций – сумму в 1 млрд.рублей. Размер поручительства составляет 26,66 % от стоимости активов.

Стороны сделки, выгодоприобретатели по сделке: поручитель – ОАО «Авиакомпания «ЮТэйр», предмет поручительства – поручитель принимает на себя ответственность за исполнение ООО «ЮТэйр-Финанс» его обязательств по выплате владельцам облигаций номинальной стоимости облигаций, а также купонного дохода в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг ООО «ЮТэйр-Финанс».

Срок исполнения обязательств по сделке: поручитель принимает на себя ответственность за исполнение ООО «ЮТэйр-Финанс» его обязательств по выплате владельцам облигаций номинальной стоимости облигаций, а также купонного дохода в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг ООО «ЮТэйр-Финанс».

Сведения об одобрении сделки: общее собрание акционеров ОАО «Авиакомпания «ЮТэйр» (протокол №19 от 29.04.2004 г.).

Стоимость активов эмитента на дату окончания отчетного периода (месяца, квартала, года), предшествующего совершению сделки (дате заключения договора) и в отношении которого составлена бухгалтерская отчетность в соответствии с законодательством Российской Федерации: **4 876 133 тыс. руб.**

2. Дата совершения сделки (заключения договора): 10.12.2004 г.

Предмет сделки: договор займа

Стороны сделки, выгодоприобретатели по сделке: заемщик – ОАО «Авиакомпания «ЮТэйр», займодавец – ООО «ЮТэйр-Финанс»

Цена сделки:
сумма займа составляет 1 000 000 000 руб.

Срок исполнения обязательств по сделке: срок возврата займа – 20.11.2006 г.

Сведения об одобрении сделки: на порядок совершения данной сделки в соответствии с Уставом ОАО «Авиакомпания «ЮТэйр» распространяется порядок одобрения, предусмотренный для крупных сделок, сделка одобрена Наблюдательным советом ОАО «Авиакомпания «ЮТэйр» 27.11.2004 г. (протокол 8/04)

Стоимость активов эмитента на дату окончания отчетного периода (месяца, квартала, года), предшествующего совершению сделки (дате заключения договора) и в отношении которого составлена бухгалтерская отчетность в соответствии с законодательством Российской Федерации: **4 876 133 тыс. руб.**

Информация о сделках с заинтересованностью:

Таких сделок в 2004 году Авиакомпанией не совершалось.

Справочная информация:

Авиакомпания
Полное фирменное наименование:
на русском языке – Открытое акционерное общество «Авиакомпания «ЮТэйр»
на английском языке – UTair Aviation Joint-Stock Company
Адрес: 628012, Ханты-Мансийский автономный округ, г. Ханты-Мансийск, аэропорт
Телефон: +7 (34671) 94 557 – приемная Авиакомпании в Ханты-Мансийске
Контакты по работе с акционерами и инвесторами:
Отдел по имуществу и работе с акционерами,
Симахина Инна Владимировна
телефон: +7 (3462) 770 381
e-mail: ISimahina@gapk.utair.ru
Адрес Интернет-сайта: www.utair.ru

Реестродержатель Авиакомпании

ЗАО «Сургутинвестнефть»
Почтовый адрес: Российская Федерация, 628400,
Тюменская область, г. Сургут, ул. Энтузиастов, д.52/1
Телефон: (3462) 42-11-74
Факс: (3462) 42-11-93
Адрес электронной почты: sinef@ wsnet.ru
Сведения о наличии филиалов и представительств:

Филиал в г. Москве по адресу: г. Москва, ул. Мясницкая, д.36/3, стр.2
Тел.(095) 924-48-59, 924-28-20
Филиал в г. Тюмени по адресу: г. Тюмень, ул.Ленина, д.78, комн.516-518
Тел.(3462) 46-32-69, 46-35-57
Киришский филиал: Ленинградская область, г. Кириши, ул. Ленина, д.56
Тел.(81368) 5-42-48

Лицензия:
№ 10-000-1-00324 от 24.06.2004 выдана Федеральной службой по финансовым рынкам, срок действия лицензии: без ограничения срока действия
Дата, с которой ведение реестра именных ценных бумаг Авиакомпании осуществляется указанным регистратором: 11.08.2004 г.

Аудитор Авиакомпании

Аудит отчетности, подготовленной в соответствии с российскими стандартами бухгалтерского учета

ООО «Росэкспертиза»
Место нахождения: Российская Федерация, г. Москва, Тихвинский переулок, д.7, стр.3
Телефон: (095) 721-38-83 **Факс**: (095) 721-38-94
Данные о лицензии аудитора:
Номер лицензии: Е 000977
Дата выдачи: 25.06.2002 г.
Срок действия: до 24.06.2007 г.
Орган, выдавший лицензию:
Министерство Финансов Российской Федерации

Аудит отчетности, подготовленной в соответствии с международными стандартами бухгалтерского учета

Эрнст энд Янг (Ernst & Young).
Представительство компании в России: г. Москва, Садовническая наб., д.77, стр.1.
Телефон: +7 (095) 705 9700


RA-06082

© ОАО «ЮТэйр»

Производство
ООО «Гелиос-медиа»

Руководитель проекта
Наталья Старичкова

Дизайнер
Татьяна Лассан

Полиграфия
ООО «Антей»

Сопровождение проекта
Раиса Антонова

Санкт-Петербург
2005 год